SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BNA	Banco de la Nación Argentina
BO	Official Gazette of the Argentine Republic
BONAR	Argentine public bonds
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNDC	Argentine Antitrust Authority
CNV	Argentine Securities Commission
CPI	Consumer Price Index
CSJN	Argentine Supreme Court
CT Barragán	Joint venture CT Barragán S.A.
DOP	Deliver or pay
EBITDA	Earnings before Interest, Tax, Depreciation and Amortization
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FASB	Financial Accounting Standards Board
FOB	Free on Board
Group	YPF and its subsidiaries
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IEASA (former ENARSA)	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IDS	Associate Inversora Dock Sud S.A.
INDEC	National Institute of Statistics and Census
IPIM	Internal Wholesale Price Index
IVA	Value Added Tax
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministerio de Energía y Minería
MMBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Branch
Peso	Argentine Peso
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
SEC	U.S. Securities and Exchange Commission
SGE	Government Secretariat of Energy
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
Termap	Associate Terminales Marítimas Patagónicas S.A.
TSEP	Access point to the Transportation System
UHaF	Undersecretariat of Hydrocarbons and Fuels
UNG	Unaccounted Natural Gas
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comércio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint Venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YPF Ventures	Subsidiary YPF Ventures S.AU.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 43

Beginning on January 1, 2019

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Capital structure

393,312,793 shares of common stock, Pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

MIGUEL ANGEL GUTIERREZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 (UNAUDITED)

(Amounts expressed in millions of Pesos)

		September 30,	December 31,
	Notes	2019	2018
ASSETS
Noncurrent Assets
Intangible assets	8	35,804	20,402
Property, plant and equipment	9	1,016,898	699,087
Right-of-use assets	10	50,132	—
Investments in associates and joint ventures	11	58,881	32,686
Deferred income tax assets, net	17	1,340	301
Other receivables	13	11,917	9,617
Trade receivables	14	19,633	23,508

Total noncurrent assets		1,194,605	785,601

Current Assets
Assets held for disposal		—	3,189
Inventories	12	95,545	53,324
Contract assets	22	404	420
Other receivables	13	33,665	21,867
Trade receivables	14	116,325	72,646
Investment in financial assets	7	7,593	10,941
Cash and cash equivalents	15	52,329	46,028

Total current assets		305,861	208,415

TOTAL ASSETS		1,500,466	994,016

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,450	10,518
Reserves, other comprehensive income and retained earnings		512,730	348,682

Shareholders’ equity attributable to shareholders of the parent company		523,180	359,200

Non-controlling interest		4,904	3,157

TOTAL SHAREHOLDERS’ EQUITY		528,084	362,357

LIABILITIES
Noncurrent Liabilities
Provisions	16	129,710	83,388
Deferred income tax liabilities, net	17	105,369	91,125
Contract liabilities	22	1,059	1,828
Income tax liability	17	3,621	—
Taxes payable		1,866	2,175
Lease liabilities	18	33,401	—
Loans	19	405,690	270,252
Other liabilities	20	713	549
Accounts payable	21	3,639	3,373

Total noncurrent liabilities		685,068	452,690

Current Liabilities
Liabilities associated with assets held for disposal		—	3,133
Provisions	16	6,053	4,529
Contract liabilities	22	7,282	4,996
Income tax liability	17	1,645	357
Taxes payable		14,381	10,027
Salaries and social security		8,364	6,154
Lease liabilities	18	16,894	—
Loans	19	97,877	64,826
Other liabilities	20	1,131	722
Accounts payable	21	133,687	84,225

Total current liabilities		287,314	178,969

TOTAL LIABILITIES		972,382	631,659

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,500,466	994,016

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE NINE-MONTH AND THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 AND 2018 (UNAUDITED)

(Amounts expressed in millions of Pesos, except per share information, expressed in Pesos)

		For the nine-month period ended September 30,		For the three-month period ended September 30,
Net income	Notes	2019	2018	2019	2018
Revenues	22	471,685	290,045	180,449	121,188
Costs	23	(388,564)	(241,397)	(149,599)	(95,993)

Gross profit		83,121	48,648	30,850	25,195

Selling expenses	24	(32,935)	(18,184)	(11,898)	(7,113)
Administrative expenses	24	(16,577)	(8,974)	(6,053)	(3,669)
Exploration expenses	24	(4,493)	(1,869)	(1,916)	(1,082)
Impairment of property, plant and equipment	9	(41,429)	—	(41,429)	—
Other net operating results	25	(513)	12,164	(179)	(646)

Operating (loss) / profit		(12,826)	31,785	(30,625)	12,685

Income from equity interests in associates and joint ventures	11	3,218	(2,498)	(296)	(1,573)
Financial income	26	85,922	101,005	66,120	46,980
Financial loss	26	(64,630)	(55,750)	(33,967)	(22,501)
Other financial results	26	(284)	3,157	(4,726)	988

Net financial results	26	21,008	48,412	27,427	25,467

Net profit / (loss) before income tax		11,400	77,699	(3,494)	36,579

Income tax	17	(34,423)	(56,998)	(9,049)	(23,372)

Net (loss) / profit for the period		(23,023)	20,701	(12,543)	13,207

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(7,311)	(17,900)	(5,751)	(8,365)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		5,630	—	1,287	—
Exchange differences reversed to profit for the period(2)		—	1,572	—	—
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		192,799	205,717	144,672	114,950

Other comprehensive income for the period		191,118	189,389	140,208	106,585

Total comprehensive income for the period		168,095	210,090	127,665	119,792

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		(23,595)	21,263	(12,726)	13,203
Non-controlling interest		572	(562)	183	4
Other comprehensive income for the period attributable to:
Shareholders of the parent company		189,943	189,389	139,876	106,585
Non-controlling interest		1,175	—	332	—
Total comprehensive income / (loss) for the period attributable to:
Shareholders of the parent company		166,348	210,652	127,150	119,788
Non-controlling interest		1,747	(562)	515	4
Earnings per share attributable to shareholders of the parent company:
Basic and Diluted	29	(60.15)	54.05	(32.44)	33.50

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as functional currency. See accounting policy in Note 2.b.1 to the annual consolidated statements.
(2)	Corresponds to reversal to net profit for the period, for the partial disposal of the investment in YPF EE. See Note 3 to the annual consolidated statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 AND 2018 (UNAUDITED)

(Amounts expressed in millions of Pesos)

	For the nine-month period ended September 30, 2019
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,084	10	17	115	11	(282)	640	10,518
Accrual of share-based benefit plans(4)	—	—	—	—	371	—	—	—	371
Repurchase of treasury shares	(4)	(6)	4	6	—	(280)	—	—	(280)
Settlement of share-based benefit plans(2)	5	7	(5)	(7)	(491)	446	(114)	—	(159)
As decided by the Shareholders’ Meeting on April 26, 2019(3)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 27, 2019(3)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income / (loss)	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,924	6,085	9	16	(5)	177	(396)	640	10,450

	Reserves						Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	11,020	220	297,120	38,315	359,200	3,157	362,357
Accrual of share-based benefit plans(4)	—	—	—	—	—	—	371	—	371
Repurchase of treasury shares	—	—	—	—	—	—	(280)	—	(280)
Settlement of share-based benefit plans(2)	—	—	—	—	—	—	(159)	—	(159)
As decided by the Shareholders’ Meeting on April 26, 2019(3)	—	4,800	33,235	280	—	(38,315)	—	—	—
As decided by the Board of Directors on June 27, 2019(3)	—	(2,300)	—	—	—	—	(2,300)	—	(2,300)
Other comprehensive income	—	—	—	—	189,943	—	189,943	1,175	191,118
Net income / (loss)	—	—	—	—	—	(23,595)	(23,595)	572	(23,023)

Balance at the end of the period	2,007	2,500	44,255	500	487,063 (1)	(23,595)	523,180	4,904	528,084

(1)

Includes 500,519 corresponding to the effect of the translation of the financial statements of YPF and, (28,991) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 15,535 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 28.
(4)	See Note 35.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 AND 2018 (UNAUDITED) (Cont.)

(Amounts expressed in millions of Pesos)

	For the nine-month period ended September 30, 2018
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	36		(91)	(217)	640	10,402
Modification to the balance at the beginning of the fiscal year(5)	—	—	—	—	—		—	—	—	—

Balance at the beginning of the fiscal year modified	3,924	6,085	9	16	36		(91)	(217)	640	10,402

Accrual of share-based benefit plans(4)	—	—	—	—	206		—	—	—	206
Repurchase of treasury shares	(3)	(4)	3	4	—		(120)	—	—	(120)
Settlement of share-based benefit plans (3)	2	3	(2)	(3)	(229)		236	(65)	—	(58)
As decided by the Shareholders’ Meeting on April 27, 2018(2)	—	—	—	—	—		—	—	—	—
Other comprehensive income	—	—	—	—	—		—	—	—	—
Net income/ (loss)	—	—	—	—	—		—	—	—	—

Balance at the end of the period	3,923	6,084	10	17	13		25	(282)	640	10,430

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	—	100	127,446		12,340	152,295	238	152,533
Modification to the balance at the beginning of the fiscal year(5)	—	—	—	—	—		(298)	(298)	—	(298)

Balance at the beginning of the fiscal year modified	2,007	—	—	100	127,446		12,042	151,997	238	152,235

Accrual of share-based benefit plans(4)	—	—	—	—	—		—	206	—	206
Repurchase of treasury shares	—	—	—	—	—		—	(120)	—	(120)
Settlement of share-based benefit plans (3)	—	—	—	—	—		—	(58)	—	(58)
As decided by the Shareholders’ Meeting on April 27, 2018(2)	—	1,200	11,020	120	—		(12,340)	—	—	—
Other comprehensive income	—	—	—	—	189,389		—	189,389	—	189,389
Net income / (loss)	—	—	—	—	—		21,263	21,263	(562)	20,701

Balance at the end of the period	2,007	1,200	11,020	220	316,835	(1)	20,965	362,677	(324)	362,353

(1)

Includes 338,108 corresponding to the effect of the translation of the financial statements of YPF and (21,273) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	See Note 25 to the annual consolidated financial statements.
(3)	Net of employees’ income tax withholding related to the share-based benefit plans.
(4)	See Note 35.
(5)	Corresponds to the change in the accounting policy described in Note 2.b.26 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 AND 2018 (UNAUDITED)

(Amounts expressed in millions of Pesos)

	For the nine-month period ended September 30,
	2019	2018
Operating activities:
Net (loss) / profit	(23,023)	20,701
Adjustments to reconcile net (loss) / profit to cash flows provided by operating activities:
Income from equity interest in associates and joint ventures	(3,218)	2,498
Depreciation of property, plant and equipment	99,220	64,654
Depreciation of right-of-use assets	7,202	—
Amortization of intangible assets	1,665	1,011
Retirement of property, plant and equipment and intangible assets and consumption of materials	14,450	5,749
Charge on income tax	34,423	56,998
Net increase in provisions	1,091	5,977
Exchange differences, interest and other	(13,560)	(47,988)
Share-based benefit plan	371	206
Impairment of property, plant and equipment	41,429	—
Accrued insurance	(249)	(270)
Result from the sale of areas	(965)	—
Result of companies’ revaluation	—	(11,980)
Changes in assets and liabilities:
Trade receivables	(15,130)	(25,948)
Other receivables	(9,789)	(4,304)
Inventories	(10,302)	(4,172)
Accounts payable	22,255	16,440
Taxes payables	2,288	4,447
Salaries and social security	2,167	340
Other liabilities	699	(1,222)
Decrease in provisions included in liabilities due to payment/use	(3,417)	(1,777)
Contract assets	175	(316)
Contract liabilities	656	825
Dividends received	811	474
Proceeds from collection of business interruption insurance	758	476
Income tax payments	(6,314)	(1,573)

Net cash flows from operating activities(1)(2)	143,693	81,246

Investing activities:(3)
Acquisition of property, plant and equipment and intangible assets	(114,864)	(57,325)
Contributions and acquisitions of interests in associates and joint ventures	(4,731)	(284)
Proceeds from sales of financial assets	957	6,402
Interests received from financial assets	452	293
Proceeds from the sale of areas	319	—

Net cash flows used in investing activities	(117,867)	(50,914)

Financing activities:(3)
Payments of loans	(70,061)	(32,795)
Payments of interest	(29,251)	(18,611)
Proceeds from loans	70,916	28,677
Repurchase of treasury shares	(280)	(120)
Payments of leases	(9,961)	—
Payment of interest in relation to income tax	(250)	—
Dividends paid	(2,300)	—

Net cash flows used in financing activities	(41,187)	(22,849)

Translation differences of cash and cash equivalents	21,662	21,694

Net increase in cash and cash equivalents	6,301	29,177

Cash and cash equivalents at the beginning of the fiscal year	46,028	28,738
Cash and cash equivalents at the end of period	52,329	57,915

Net increase in cash and cash equivalents	6,301	29,177

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)	Includes 6,737 for payment of short-term leases and payments of the variable charge of leases related to the underlying asset return/use.
(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month period ended September 30,
	2019	2018
Unpaid acquisitions of property, plant and equipment and concession extension liabilities	13,626	9,928
Hydrocarbon wells abandonment obligation costs’ recalculation	(1,984)	—
Additions of right-of-use assets	25,091	—
Capitalization of amortization of right-of-use assets	1,246	—
Capitalization of financial accretion for lease liabilities	125	—
Debt capitalization of joint ventures	738	—

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a stock corporation (sociedad anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of September 30, 2019:

(1)	Held directly and indirectly.
(2)	See Note 3 to the annual consolidated financial statements.
(3)	See Note 30.h to the annual consolidated financial statements.
(4)	See Note 4.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of September 30, 2019, the Group carries out its transactions and operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory and production areas in Chile and Bolivia. The Group also sells lubricants and derivatives in Brazil and Chile.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF for the nine-month period ended September 30, 2019 are presented in accordance with IAS 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2018 prepared in accordance with IFRS issued by the IASB and the interpretations issued by the IFRIC.

Moreover, some additional information required by the LGS and/or CNV’s regulations have been included.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 7, 2019.

These condensed interim consolidated financial statements corresponding to the nine-month period ended on September 30, 2019 are unaudited. The Company’s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Loss for the nine-month period ended on September 30, 2019 does not necessarily reflect the proportion of the Group’s full-year loss.

2.b) Significant Accounting Policies

The most significant accounting policies are described in Note 2.b to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 17.

Also, regarding IFRS 16 “Leases”, effective as of January 1, 2019, the Group has applied the guidelines of IFRS 16. See the accounting policy described below in this Note.

Functional and reporting currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, according to CNV Resolution No. 562, YPF must present its financial statements in Pesos.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Effects of the translation of investments in subsidiaries, associates and joint ventures with a functional currency corresponding to a hyperinflationary economy

The results and financial position of subsidiaries with the Peso as functional currency were translated into U.S dollars by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in other comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

Adoption of new standards and interpretations effective as of January 1, 2019

The Group has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of September 30, 2019, as specified in Note 2.b.26 to the annual consolidated financial statements. The aforementioned new and revised standards and interpretations that affected these condensed interim consolidated financial statements are described below:

•	IFRS 16 – Leases

The model introduced by this standard is based on the definition of lease, which is mainly related to the concept of control. IFRS 16 distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: i) obtain substantially all of the economic benefits from the use the asset; and ii) direct the use of the asset.

The Group as lessee

Once the lease has been identified, the Group recognizes the following items:

•	Right-of-use assets, whose cost includes:

(a)	the amount of the initial measurement of the lease liability;

(b)	any rent paid to the lessor prior to the commencement date or on the same date, after discounting any incentive received for the lease;

(c)	the initial direct costs incurred by the lessee; and

(d)

an estimate of the costs to be incurred by the lessee in dismantling and eliminating the underlying asset, restoring the place where the underlying asset is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless such costs are incurred at the time of making of the inventories. The Group could incur in certain liabilities because of such costs either on the date of commencement of the term of the lease, or because of having used the underlying asset during a specified period.

Subsequently, the valuation of right-of-use of assets will be based on the cost model under IAS 16 “Property, Plant and Equipment” (recognizing therefore the depreciation in a straight-line during the extension of the lease, unless another systematic basis is more representative). Depreciation is estimated by the straight-line method based on the term of each lease contract, except where the useful life of the underlying asset is shorter.

In order to assess the impairment of right-of-use assets, the Group compares their carrying value with their recoverable amount at fiscal year end, or more frequently, if there are indicators that the amount of any given asset could have suffered an impairment, grouping assets into CGU and applying the guidelines under IAS 36, which are described in Notes 2.b.8 and 2.b.9 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Lease contracts in which the Group is the lessee mainly correspond to the lease of:

•

Exploitation facilities and equipment, which include equipment for installations and production equipment in reservoirs, such as drilling equipment, work-over and lifting pumps. The average term of these contracts is from three to five years, establishing minimum guaranteed payments based on the availability of these assets, and also variable payments estimated based on a rate per unit of use (Pesos per hour/day of use).

•	Machinery and equipment, which include:

i.

equipment for natural gas compression and generation of energy. The average term of these contracts is six years, featuring minimum payments based on the available power. Variable payments are estimated on the basis of a rate per generation unit;

ii.

regasification and gas liquefaction equipment. The average term of these contracts is from eight to ten years, establishing a minimum guaranteed payment on the basis of the availability of these assets.

•	Transportation equipment, including:

i.	vessels and crafts for hydrocarbon transportation, whose average contract term is five years, establishing monthly guaranteed payments associated to the Group’s availability over such assets;

ii.

truck fleets with average contract terms of three years, for which variable payments are estimated based on a rate per unit of use (Pesos per kilometer travelled), featuring in some cases minimum payments associated to the availability of such assets.

•

Gas station lands and facilities, whose contracts include the lease of land and associated installations with average contract terms of 20 years and for which payments are determined based on a given quantity of fuel.

•	Land and buildings which include mainly:

i.

a reservoir and the land necessary to mount the surface installations necessary for the underground storage of natural gas, whose contract lasts for four years, for which there are minimum guaranteed quotas;

ii.	permits for the use of ports and land, for which there are minimum guaranteed quotas.

•

Lease liabilities, measured as the aggregate amount of future lease payments, discounted using the lessee’s incremental borrowing rate, considering the complexity of determining the implicit interest rate in the lease. The Group applied the lessee’s incremental borrowing rate to the lease liabilities recognized in the statement of financial position of the initial date of each contract.

Lease liabilities include:

(a)	fixed payments (including in substance fixed payments), less any lease incentive receivable;

(b)	variable payments, which depend on an index or a rate, initially measured by using the index or rate on the effective date of the contract;

(c)	amounts that the lessee expects to pay as residual value guarantees;

(d)	the price for the exercise of a purchase option if the Group is reasonably certain to exercise that option; and

(e)	payment of penalties for terminating the lease, if the lease period reflects that the Group will exercise an option to terminate it (i.e., because there is a reasonable certainty thereon).

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Subsequently, the Group increases the lease liability to reflect the accrued interest (and recognized in the comprehensive income statement), deducts the installments that are being paid from such liability and recalculates the book value to reflect any review, amendment to the lease or review of the so-called “in-substance” fix payments, by applying a revised discount rate, if applicable.

The Group revises the lease liability in the following cases:

(a)	when there is a change in the amount expected to be paid under a residual value guarantee;

(b)	when there is a change in future rental payments to reflect the variation of an index or an interest rate used to determine such rental payments (including, for example, a market rent review);

(c)

when there is a change in the term of duration of the lease as a result of a change in the non-cancellable period of the lease (for example, if the lessee does not exercise an option previously included in the determination of the lease period); or

(d)	when there is a change in the evaluation of the purchase option of the underlying asset.

The Group recognized right-of-use assets and lease liabilities for 23,059 on January 1, 2019 in the statement of financial position, measured at the present value of future payments.

The implementation of this standard had no effect on retained earnings as the Group applied the simplified model without restating any comparative figures, recognizing a right-of-use asset equal to the lease liability on the initial transition date (January 1, 2019). There were no adjustments to be made due to the impairment arising from the provision for onerous contracts related to these right-of-use assets.

With regard to short-term leases and leases of low-value underlying assets, the Group continues recognizing them as expense for the period, in accordance with the option specified in the standard. The Group did not identify any low-value leases other than those whose underlying asset corresponds to printers, cell phones, computers, photocopiers, among others, which are not material. Variable payments of leases related to the return/use of the underlying asset are subject to the same accounting treatment. Payments of short-term leases, low-value leases and the variable charge related to the return/use of the underlying assets are classified in the statement of cash flows in operating activities, except for those which are capitalized, which are classified as cash used in investing activities.

The Group applied a practical solution to the standard whereby leases expiring within the term of 12 months from the date of the initial application, regardless of the original date, and which comply with the conditions to be classified as short-term leases, follow the treatment described in the previous paragraph. These new contracts might generate right-of-use assets and lease liabilities disclosed in the statement of financial position. The total charges against comprehensive income for the period and total capitalizations for these leases amount to 2,758.

The Group as lessor

Under IFRS 16, the lessor is required to classify the lease as either operating or financial. A financial lease is a lease in which substantially all of the risks and benefits resulting from the ownership of an asset are transferred. A lease will be classified as operating if it does not transfer substantially all of the risks and benefits resulting from the ownership of an underlying asset.

The classification of the lease is made on the date in which the agreement becomes effective and is evaluated again only if there is an amendment to the lease. Changes in estimates (such as changes in the economic life or residual value of the underlying asset) or changes in circumstances (such as default by the lessee) will not result in a new classification of the lease for accounting purposes.

The Group does not have any significant assets leased to third parties.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b and 2.c to the annual consolidated financial statements, about accounting estimates and judgments.

Provisions for impairment of property, plant and equipment

As explained in Notes 2.b.8 and 2.b.9 to the annual consolidated financial statements, as a general criteria, the methodology used in estimating the recoverable amount of property, plant and equipment and intangible assets mainly consists in calculating the value in use, based on the expected future cash flows from the use of such assets, discounted at a rate reflecting the weighted average cost of capital employed.

Regarding interim periods, IAS 34 requires entities to reassess the impairment testing. When an entity has previously recognized impairment losses, it is necessary to review the detailed calculations made at the end of the period if the indicators that gave rise to such losses continues to remain present. To such end, the entity shall revise the existence of significant indicators of impairment or impairment reversals since the end of the last fiscal year and determine whether or not it has to proceed with such detailed testing.

The Group continuously monitors business perspectives in the markets where it operates. In particular, in the domestic market of natural gas, same as in 2018, there is an excess supply of gas due to the higher production in unconventional fields in relation to the domestic demand at specific times of the year, an infrequent situation in the past, which has had an impact on natural gas production through the temporary shut-down of production at certain sites, as well as through gas reinjection. This situation led to a reduction in the price of natural gas in the domestic market.

Therefore, given the impairment indicators affecting the natural gas market, the Group estimated the recoverable amount of net assets which comprises each gas CGU of the Upstream segment, based on the detailed calculation of the value in use as of September 30, 2019.

As of September 30, 2019, based on these facts and methodology, the Group recognized a charge for impairment of property, plant and equipment mainly for the CGU Gas – Neuquina Basin of 40,561 (net of the effect of income tax of 30,421), arising, among others, from the price decline of gas (and liquids) due to the situation that this market is undergoing both globally and, by specific dynamics, at the local level. This price trend is maintained in the projections in the coming months, impacting on investments and activity, and thus resulting in the impairment of the assets for the registered amount.

The discount rate after tax used as of September 30, 2019 was 12.38%, while the recoverable amount after taxes as of such date for the CGU Gas – Neuquina Basin was 126,386.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2018 and to the nine-month period ended on September 30, 2018 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter. After the devaluation of the Peso in 2002, and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, recently, an excess of supply with respect to the domestic demand took place at specific times of the year. Consequently, the Group may be subject to seasonal fluctuations in its sales volumes and prices, which might adversely affect the level of production and sales of natural gas.

4.	ACQUISITIONS AND DISPOSITIONS

•	Assignment of interest in the Bajo del Piche, Barranca de Los Loros, El Medanito and El Santiagueño areas and Al Sur de la Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua areas

On February 11, 2019, the Executive Branch of the Province of Rio Negro published Decree No. 1677/18 authorizing the sale of 100% of the exploitation concession over the areas known as Bajo del Piche, Barranca de los Loros, El Santiagueño and El Medanito.

On July 24, 2019, by means of Decree No. 1346/19, the Province of Neuquén approved the assignment to Oilstone Energía S.A. of Al Sur de la Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua areas. Additionally, on July 31, 2019 YPF and Oilstone Energía S.A. suscribed the documents required to formally execute the assignment.

As a result of this sale, the Group recorded a profit of 965 included in “Other net operating results”.

•	Acquisition of Aguada del Chañar area

On June 25, 2019, YPF received a notice from IEASA informing YPF was awarded of the National and International Public Tender No. ADCH 01/2019, related to the assignment by IEASA of 100% of the conventional and unconventional exploitation, and transportation concession granted on the Aguada del Chañar area, located in the Province of Neuquén, together with all its assets and facilities. YPF was awarded of such Public Tender with a US$ 96 million bid.

On June 28, 2019, Decree No. 1096/2019 was published in the Official Gazette of the Province of Neuquén, authorizing such assignment. On the same date, IEASA and YPF signed the final agreements and perfected the assignment. In consideration of the above, the Group recorded the exploratory mining property for 4,055 in “Intangible Assets”.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

4.	ACQUISITIONS AND DISPOSALS (Cont.)

•	Acquisition of Ensenada de Barragán Thermal Power Plant

On May 29, 2019, the Company received a notice from IEASA informing that YPF and Pampa Cogeneración S.A., a company controlled by Pampa Energía S.A. (“Pampa”), were awarded of the National and International Public Tender No. CTEB 02/2019, pursuant to their joint offer, which was called by Resolution No. 160/2019 issued by the SGE (the “Tender Process”), in relation to the sale and transfer by IEASA of the goodwill of Ensenada de Barragán Thermal Power Plant (“CTEB”). The awarded companies decided to jointly acquire the CTEB, through a company co-owned by them, each with a 50% share in the capital stock and votes, called CT Barragán.

The CTEB is located in the petrochemical complex of Ensenada, Province of Buenos Aires, with an installed capacity of 560 MW as of today. As part of the transaction, the acquiring companies will have a term of 30 months to complete the works required for the CTEB to operate on a combined cycle basis, which will increase its installed capacity to 840 MW.

Energy supply agreements with CAMMESA in respect of both the open and closed cycles have been entered into, pursuant to Resolution SE N°220/07. The first agreement was executed on March 26, 2009 (expiring in April 27, 2022), and the second on March 26, 2013 for a term of 10 years from the commercial operation of the combined cycle.

The joint investment for the acquisition of the CTEB amounts to US$ 282 million, which includes the final amount offered (cash) in the Tender Process, and the purchase price of certain amount of debt securities (“VRDs”) issued under the supplemental agreement to the global financial and administration trust program for the execution of energy infrastructure projects – Series 1 – ENARSA (Barragán) “Contrato suplementario del programa global de fideicomisos financieros y de administración para la ejecución de obras de infraestructura energética -Serie 1- ENARSA (Barragán)” (the “Trust Agreement”). The price is subject to certain adjustments provided for in the terms and conditions of the Tender Process.

The acquisition of the goodwill of the CTEB also includes the assignment of the Trust Agreement to CT Barragán, as trustor under the trust. The VDR debt under the Trust Agreement (excluding the VDRs to be acquired by the CT Barragán) amounts to approximately US$ 229 million, which is expected to be repaid with cash flows from the CTEB.

On June 26, 2019 the sale and transfer by IEASA of the goodwill of the CTEB to CT Barragán was formally executed. Each shareholder made a capital contribution of U$S 100 million to CT Barragán, which also received a loan for US$ 170 million from a bank syndicate and a new schedule of payments and conditions of the CTEB existing trust whose amendments are subject to the approval of the relevant authorities. In both cases, without recourse to shareholders, except in the event of default of certain conditions.

CT Barragán entered into an agreement with Pampa and YPF EE for the provision of administration and management services to the CTEB, which will be provided alternately by Pampa and YPF EE for 4-year terms. CT Barragán also entered into an agreement with YPF EE for the provision of monitoring services of the works for the CTEB’s cycle closing.

The following table shows in detail the transferred consideration and the fair values of the acquired assets and the liabilities assumed by CT Barragán as of June 26, 2019, after considering the price adjustment for US$10 million:

Fair value as of the acquisition date
Fair value of identifiable assets and assumed liabilities:
Financial assets at fair value	682
Property, plant and equipment	20,330
Inventories	341
VRDs	(9,760)

Total identifiable net assets / Consideration	11,593

The fair value of the items of property, plant and equipment and inventories was calculated mainly based on the current replacement cost approach corresponding to the acquired assets, to such end, CT Barragán had the assistance of an external appraiser.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

4.	ACQUISITIONS AND DISPOSALS (Cont.)

Besides, CT Barragán has estimated the value in use that expects to obtain from the assets to ascertain that the fair value is not higher than its recoverable value.

As a result of the process described above, CT Barragán has not recorded intangible assets in relation to the business acquisition.

•	Assignment agreement of Río Mayo and Sarmiento Areas

On August 2, 2019, YPF and Capetrol Argentina S.A. (“Capetrol”) entered into an assignment agreement whereby YPF assigns to Capetrol 100% of the exploitation concessions over the Río Mayo and Sarmiento areas, located in the Province of Chubut. The agreement contemplates the assignment of the concession for a consideration of US$ 1.1 million.

On October 25, 2019, by means of Decree No. 1185/19, the Province of Chubut approved the assignment. Additionally, on October 28, 2019 YPF and Capetrol suscribed the documents required to formally execute the assignment.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

There have been no significant changes in the risk management or risk management policies applied by the Group since the last fiscal year end. See Note 4 to the annual consolidated financial statements.

Additionally, in the second and third quarter of 2019, the Group operated forward contracts (US Dollars – Swiss Francs), which did not have any significant impact on the comprehensive statement of income. See Note 26.

Moreover, in relation to the initial application of IFRS 16 “Leases”, see Note 18.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

6.	SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; and (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates its revenue from the development of activities relating to: (i) the natural gas and LNG commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca (until October 31, 2018) and Escobar, by hiring two regasification vessels, and (iii) the natural gas distribution.

Additionally, for the three-month term ended March 31, 2018, it included revenues derived from the generation of conventional and renewable electricity corresponding to YPF EE. See Note 3 to the annual consolidated financial statements.

In addition to the proceeds derived from the sale of natural gas to third parties and the other segments, which is then recognized as a “purchase” to the Upstream segment, and including the Stimulus Plans for Natural Gas production in force (see Note 30.g to the annual consolidated financial statements), Gas and Power accrues a fee charge to the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, and (iii) logistics related to the transportation of crude oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Aviation, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

6.	SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power		Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the nine-month period ended September 30, 2019
Revenues from sales	1,969		92,324		368,109	13,518	(4,235)	471,685
Revenues from intersegment	204,357		6,814		2,448	17,819	(231,438)	—

Revenues	206,326		99,138		370,557	31,337	(235,673)	471,685

Operating profit / (loss)	(37,660)		2,543		20,126	(8,878)	11,043	(12,826)
Income from equity interests in associates and joint ventures	—		2,094		1,124	—	—	3,218
Depreciation of property, plant and equipment	82,129	(2)	979		13,522	2,590	—	99,220
Impairment of property, plant and equipment	40,561		868		—	—	—	41,429
Acquisition of property, plant and equipment	90,993		3,830		12,742	3,931	—	111,496
Assets	705,534		211,424		471,560	107,386	4,562	1,500,466

For the nine-month period ended September 30, 2018
Revenues from sales	1,038		66,778		220,688	4,825	(3,284)	290,045
Revenues from intersegment	147,440		5,691		1,142	7,567	(161,840)	—

Revenues	148,478		72,469		221,830	12,392	(165,124)	290,045

Operating profit / (loss)	17,231		16,020	(3)	3,462	(4,125)	(803)	31,785
Income from equity interests in associates and joint ventures	—		(2,830)		332	—	—	(2,498)
Depreciation of property, plant and equipment	54,935	(2)	194		8,137	1,388	—	64,654
Acquisition of property, plant and equipment	51,679		1,017		7,588	1,160	—	61,444

As of December 31, 2018
Assets	480,263		129,885		307,312	82,762	(6,206)	994,016

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes the result for revaluation of the interest in YPF EE. See Note 3 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of September 30, 2019 and December 31, 2018, and their allocation to their fair value levels:

	As of September 30, 2019
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	7,593	—	—	7,593

	7,593	—	—	7,593

Cash and cash equivalents:
- Mutual funds	1,141	—	—	1,141

	1,141	—	—	1,141

	8,734	—	—	8,734

	As of December 31, 2018
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	10,941	—	—	10,941

	10,941	—	—	10,941

Cash and cash equivalents:
- Mutual funds	7,792	—	—	7,792

	7,792	—	—	7,792

	18,733	—	—	18,733

The Group has no financial liabilities measured at fair value.

Fair value estimates

From December 31, 2018 until September 30, 2019, there have been significant changes mainly in macroeconomic circumstances (rise in the exchange rate, inflation and country risk, among others) affecting the financial instruments measured at fair value by the Group.

Furthermore, during the nine-month period ended September 30, 2019, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 409,183 and 293,972 as of September 30, 2019 and December 31, 2018, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, accounts payable and other liabilities do not differ significantly from their book values.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

8.	INTANGIBLE ASSETS

The evolution of the Group’s intangible assets for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	14,824	3,465	6,830	25,119
Accumulated amortization	9,180	—	5,963	15,143

Balances as of December 31, 2017	5,644	3,465	867	9,976

Cost
Increases	1,303	276	765	2,344
Translation effect	15,544	3,414	6,636	25,594
Adjustment for inflation(1)	—	—	591	591
Decreases and reclassifications	31	(248)	(100)	(317)

Accumulated amortization
Increases	1,190	—	559	1,749
Translation effect	9,740	—	6,243	15,983
Adjustment for inflation(1)	—	—	58	58
Decreases and reclassifications	—	—	(4)	(4)

Cost	31,702	6,907	14,722	53,331
Accumulated amortization	20,110	—	12,819	32,929

Balances as of December 31, 2018	11,592	6,907	1,903	20,402

Cost
Increases	908	4,055 (2)	392	5,355
Translation effect	16,984	5,044	7,033	29,061
Adjustment for inflation(1)	—	—	579	579
Decreases and reclassifications	(6)	(103)	23	(86)

Accumulated amortization
Increases	1,326	—	339	1,665
Translation effect	11,029	—	6,696	17,725
Adjustment for inflation(1)	—	—	138	138
Decreases and reclassifications	—	—	(21)	(21)

Cost	49,588	15,903	22,749	88,240
Accumulated amortization	32,465	—	19,971	52,436

Balances as of September 30, 2019	17,123	15,903	2,778	35,804

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(2)	See Note 4.

9.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2019	December 31, 2018
Net book value of property, plant and equipment	1,108,602	740,103
Provision for obsolescence of materials and equipment	(6,021)	(3,955)
Provision for impairment of property, plant and equipment	(85,683)	(37,061)

	1,016,898	699,087

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	21,394	775,353		134,675	7,614	15,993	59,529	2,871	10,454	18,788	3,406	11,978	1,062,055
Accumulated depreciation	9,250	566,334		69,160	4,512	—	—	—	8,686	11,656	1,381	8,446	679,425

Balances as of December 31, 2017	12,144	209,019		65,515	3,102	15,993	59,529	2,871	1,768	7,132	2,025	3,532	382,630

Cost
Increases	425	(10,216	)(3)	370	38	19,885	67,264	5,438	59	—	—	385	83,648	(4)
Translation effect	20,845	808,772		138,924	7,400	15,332	61,084	3,851	10,935	20,016	—	11,468	1,098,627
Adjustment for inflation(7)	5,096	152		—	797	1,107	792	—	1,371	—	20,519	6,968	36,802
Decreases and reclassifications	287	30,807		6,482	313	(17,327)	(64,288)	(4,188)	1,898	2,194	243	838	(42,741	)(5)

Accumulated depreciation
Increases	758	82,939	(3)	9,517	960	—	—	—	1,561	1,680	677	777	98,869	(4)
Translation effect	9,356	609,973		73,643	4,639	—	—	—	9,158	12,396	—	8,127	727,292
Adjustment for inflation (7)	2,785	141		—	565	—	—	—	1,309	—	10,584	5,152	20,536
Decreases and reclassifications	(35)	(27,457)		(25)	(97)	—	—	—	(7)	(35)	(134)	(44)	(27,834	)(5)

Cost	48,047	1,604,868		280,451	16,162	34,990	124,381	7,972	24,717	40,998	24,168	31,637	2,238,391
Accumulated depreciation	22,114	1,231,930		152,295	10,579	—	—	—	20,707	25,697	12,508	22,458	1,498,288

Balances as of December 31, 2018	25,933	372,938	(1)	128,156	5,583	34,990	124,381	7,972	4,010	15,301	11,660	9,179	740,103

Cost
Increases	19	(1,965	)(8)	3,087	47	27,702	76,379	5,429	74	—	286	438	111,496	(6)
Translation effect	22,260	865,429		153,586	7,805	18,050	64,207	4,638	12,789	22,490	—	12,164	1,183,418
Adjustment for inflation (7)	2,342	—		—	495	641	926	—	577	—	9,082	3,336	17,399
Decreases and reclassifications	754	56,446		10,665	490	(26,807)	(57,414)	(5,141)	941	2,042	5,975	(3,447)	(15,496)

Accumulated depreciation
Increases	872	91,504	(8)	10,327	940	—	—	—	1,755	1,898	707	907	108,910
Translation effect	10,243	678,562		83,711	5,291	—	—	—	10,651	14,145	—	8,830	811,433
Adjustment for inflation (7)	1,195	—		—	337	—	—	—	537	—	4,701	2,276	9,046
Decreases and reclassifications	10	(698)		(161)	(222)	—	—	—	(746)	(2)	3,307	(2,559)	(1,071)

Cost	73,422	2,524,778		447,789	24,999	54,576	208,479	12,898	39,098	65,530	39,511	44,128	3,535,208
Accumulated depreciation	34,434	2,001,298		246,172	16,925	—	—	—	32,904	41,738	21,223	31,912	2,426,606

Balances as of September 30, 2019	38,988	523,480	(1)	201,617	8,074	54,576	208,479	12,898 (2)	6,194	23,792	18,288	12,216	1,108,602

(1)	Includes 22,365 and 16,154 of mineral property as of September 30, 2019 and December 31, 2018 respectively.
(2)

As of September 30, 2019, there are 37 exploratory wells in progress. During the nine-month period ended on such date, 16 wells were drilled, 19 wells were charged to exploratory expenses and 18 wells was transferred to properties with proven reserves in the mining property, wells and related equipment account.

(3)	Includes (11,710) corresponding to hydrocarbon wells abandonment costs and 5,521 of depreciation recovery for the year ended December 31, 2018.
(4)	Includes 1,470 y 1,092 of cost and accumulated depreciation, respectively, corresponding to additions for the acquisition of a participation in several areas.
(5)

Includes 31,800 and 28,673 of cost and accumulated depreciation, respectively, corresponding to reclassification of certain areas that were classified as assets held for disposal. See Note 3 to the annual consolidated financial statements.

(6)

Includes 1,617 and 621 corresponding to short-term leases and the variable charge of leases related to the underlying asset return/use, respectively. Additionally, it includes 1,246 and 125 corresponding to the depreciation capitalization of right-of-use assets (see Note 10) and to capitalization of the financial accretion of the lease liability (see Note 18), respectively.

(7)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(8)	Includes (1,984) corresponding to hydrocarbon well abandonment costs and 4,234 of depreciation recovery for the nine-month period ended September 30, 2019.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as part of the cost of the assets. For the nine-month period ended September 30, 2019 and 2018, the rate of capitalization was 10.24% and 10.39%, respectively, and the amount capitalized amounted to 678 and 483, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month period ended on September 30, 2019 and for the year ended December 31, 2018:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2017	1,652
Increase charged to profit / (loss)	629
Amounts incurred due to utilization	(60)
Translation differences	1,666
Transfers and other movements	68

Balance as of December 31, 2018	3,955

Increase charged to profit / (loss)	34
Amounts incurred due to utilization	(40)
Translation differences	2,072

Balance as of September 30, 2019	6,021

Set forth below is the evolution of the provision for impairment of property, plant and equipment for nine-month period ended on September 30, 2019 and for the year ended December 31, 2018:

	Provision for impairment of property, plant and equipment
Balance as of December 31, 2017	26,535
Increase charged to profit / (loss)	36,937	(1)
Decrease charged to profit / (loss)	(39,837	)(1)
Depreciation	(10,208	)(2)
Translation differences	23,634

Balance as of December 31, 2018	37,061

Increase charged to profit / (loss)	41,429	(3)
Depreciation	(9,690	)(2)
Translation differences	16,883

Balance as of September 30, 2019	85,683

(1)	See Note 2.c to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 24.
(3)	See Note 2.c.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

10.	RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the nine-month period ended September 30, 2019 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Balances for initial application of IFRS 16	450	6,732	8,612	3,356	3,909	23,059

Cost
Increases	153	5,369	18,081	145	1,343	25,091
Translation differences	275	3,974	4,984	1,511	2,245	12,989
Decreases and reclassifications	—	(739)	(267)	—	—	(1,006)

Accumulated depreciation
Increases	139	4,143	2,110	426	1,630	8,448 (1)
Translation differences	36	930	562	98	471	2,097
Decreases and reclassifications	—	(473)	(71)	—	—	(544)

Cost	878	15,336	31,410	5,012	7,497	60,133
Accumulated depreciation	175	4,600	2,601	524	2,101	10,001

Balances as of September 30, 2019	703	10,736	28,809	4,488	5,396	50,132

(1)

Includes 7,202 that were charged to “Depreciation of right-of-use assets” in the comprehensive statement of income (see Note 24) and 1,246 that were capitalized in the item “Property, plant and equipment” in the statement of financial position (see Note 9).

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of September 30, 2019 and December 31, 2018:

	September 30, 2019	December 31, 2018
Amount of investments in associates	4,565	2,374
Amount of investments in joint ventures	54,328	30,324
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	58,881	32,686

The main movements during the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 which affected the value of the aforementioned investments, correspond to:

	Investments in associates and joint ventures
Balance as of December 31, 2017	6,045
Acquisitions and contributions	280
Income on investments in associates and joint ventures	4,839
Translation differences	3,180
Distributed dividends	(583)
Interest maintained in YPF EE	17,285	(1)
Result from net monetary position in associates and joint ventures	1,640	(2)

Balance as of December 31, 2018	32,686

Acquisitions and contributions	4,731
Income on investments in associates and joint ventures	3,218
Translation differences	17,914
Distributed dividends	(811)
Debt capitalization	738
Result from net monetary position in associates and joint ventures	405	(2)

Balance as of September 30, 2019	58,881

(1)	Corresponds to the fair value of the interest maintained in the investment in YPF EE following the loss of control. See Note 3 to the annual consolidated financial statements.
(2)

Corresponds to the recognition of the result for the net monetary position of associates and joint ventures with the Peso as functional currency, which was charged to other comprehensive income, as detailed in Note 2.b.1 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the nine-month period ended September 30, 2019 and 2018. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	2019	2018	2019	2018
Net income	1,350	502	1,868	(3,000)
Other comprehensive income	635	238	17,684	5,722

Comprehensive income for the period	1,985	740	19,552	2,722

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The financial information corresponding to the assets and liabilities as of September 30, 2019 of YPF EE and for the nine-month period ended on such date are detailed below:

September 30, 2019(1)
Noncurrent assets	83,684
Current assets	31,739

Total assets	115,423

Noncurrent liabilities	59,496
Current liabilities	14,618

Total liabilities	74,114

Total shareholders’ equity	41,309

For the nine- month period ended September 30, 2019(1)
Revenues	10,910
Costs	(5,198)

Gross profit	5,712

Operating profit	4,762
Income from equity interest in associates and joint ventures	287
Net financial results	(831)

Net profit before income tax	4,218

Income tax	(2,055)

Net profit	2,163

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from YPF EE’s financial information disclosed here.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

					Information of the issuer
	Description of the Securities						Last Available Financial Statements
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(7)
YPF International S.A.(6)	Common	Bs.	100	66,897	Investment	La Plata Street 19, Santa Cruz de la Sierra, República de Bolivia	09-30-19	15	—	80	100.00%
YPF Holdings Inc.(6)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	09-30-19	46,596	(4)	(12,352)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	09-30-19	164	933	3,709	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-19	307	(2,635)	(186)	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	09-30-19	569	703	19,046	70.00%
YPF Chile S.A.(6)	Common		—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	09-30-19	2,625	(789)	2,300	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-19	459	415	2,458	51.00%
Compañía de Inversiones Mineras S.A.	Common		$1	236,474,420	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	09-30-19	236	(22)	408	100.00%

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	09-30-2019													12-31-2018
						Information of the issuer
	Description of the Securities							Last Available Financial Statements
Name and Issuer	Class	Face Value	Amount	Book value (2)	Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint ventures(5):
YPF Energía Eléctrica S.A.(6)	Common	$1	1,879,916,921	31,789	1,085	Exploration, mining and marketing of hydrocarbons and generation, transport and marketing of electric energy	Macacha Güemes 515, Buenos Aires, Argentina	06-30-19	3,747	2,210	30,887	75.00%		19,320
Compañía Mega S.A.(6)	Common	$1	244,246,140	4,797	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	09-30-19	643	220	12,612	38.00%		3,405
Profertil S.A.(6)	Common	$1	391,291,320	9,830	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	06-30-19	783	580	16,778	50.00%		6,133
Refinería del Norte S.A.	Common	$1	45,803,655	1,357	—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	06-30-19	92	(22)	3,173	50.00%		1,307
Oleoducto Loma Campana-Lago Pellegrini S.A.	Common	$1	738,139,164	635	738	Construction and operation of a pipeline, oil transport and storage, import, export, purchase and sale of raw materials, industrial equipment and machinery	Macacha Güemes 515, Buenos Aires, Argentina	09-30-19	868	(391)	689	85.00%		—
CT Barragán S.A.	Common	$1	4,279,033,952	5,600	4,348	Production and generation of electric energy	Maipú 1, Buenos Aires, Argentina	09-30-19	8,558	430	11.216	50.00%		—

				54,008	6,171									30,165

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	1,001	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	09-30-19	110	1,159	3,863	37.00%		710
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	459	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	06-30-19	14	431	1,673	33.15%		226
Oiltanking Ebytem S.A.(6)	Common	$10	351,167	757	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Province of Buenos Aires, Argentina.	09-30-19	12	666	2,371	30.00%		424
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	169	—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-18	156	(89)	1,375	10.00%		42
Central Dock Sud S.A.(6)	Common	$0.01	11,869,095,145	1,254	—	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	09-30-19	1,231	2,462	13,048	10.25	%(4)	625
YPF Gas S.A.	Common	$1	59,821,434	564	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	06-30-19	176	551	3,068	33.99%		258
Other companies:
Other (3)	—	—	—	681	516	—	—	—	—	—	—	—		248

				4,885	516									2,533

				58,893	6,687									32,698

(1)	Corresponds to cost net of dividends collected and capital reductions.
(2)	Corresponds to holding in shareholders’ equity plus adjustments in order to conform to YPF accounting principles.
(3)

Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Petrofaro S.A., and Sustentator S.A.

(4)	Additionally, the Group has a 22.49% indirect holding in the capital stock through YPF EE.
(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(6)	The U.S. dollar has been defined as the functional currency of this company.
(7)

Additionally, consolidates YPF Services USA Corp., YPF Europe B.V., YPF Brasil Comércio Derivado de Petróleo Ltda., Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A. and YPF Ventures S.A.U.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

12.	INVENTORIES

	September 30, 2019		December 31, 2018
Refined products	57,953		33,583
Crude oil and natural gas	30,166		14,571
Products in process	2,275		1,177
Raw materials, packaging materials and others	5,151		3,993

	95,545	(1)	53,324	(1)

(1)	As of September 30, 2019, and December 31, 2018, the cost of inventories does not exceed their net realizable value.

13.	OTHER RECEIVABLES

	September 30, 2019		December 31, 2018
	Noncurrent	Current	Noncurrent	Current
Trade	230	3,284	150	2,210
Tax credit, export rebates and production incentives	5,707	6,138	3,534	3,315
Loans to third parties and balances with related parties (1)	3,488	2,751	3,565	4,920
Collateral deposits	2	540	1	575
Prepaid expenses	475	3,003	240	2,207
Advances and loans to employees	33	445	25	572
Advances to suppliers and custom agents (2)	—	10,579	1	4,212
Receivables with partners in JO	2,839	4,975	2,644	2,379
Insurance receivables	—	249	—	758
Miscellaneous	18	1,758	32	770

	12,792	33,722	10,192	21,918
Provision for other doubtful receivables	(875)	(57)	(575)	(51)

	11,917	33,665	9,617	21,867

(1)	See Note 34 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

14.	TRADE RECEIVABLES

	September 30, 2019		December 31, 2018
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)(2)	19,633	120,795	23,508	75,422
Provision for doubtful trade receivables	—	(4,470)	—	(2,776)

	19,633	116,325	23,508	72,646

(1)	See Note 34 for information about related parties.
(2)	See Note 22 for information about contract trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for nine-month period ended on September 30, 2019 and for the year ended December 31, 2018:

Provision for doubtful trade receivables
Balance as of December 31, 2017	1,323

Modification of balance at beginning of the fiscal year (1)	425

Balance as of December 31, 2017 modified	1,748

Increases charged to expenses	444
Decreases charged to income	(91)
Translation differences	607
Result from net monetary position(2)	92
Other movements	(24)

Balance as of December 31, 2018	2,776

Increases charged to expenses	1,319
Decreases charged to income	(336)
Amounts incurred due to utilization	(3)
Translation differences	696
Result from net monetary position(2)	18

Balance as of September 30, 2019	4,470

(1)	Corresponds to the change in the accounting policy described in detail in Note 2.b.26 to the annual consolidated financial statements.
(2)

Includes adjustment for inflation of provision for doubtful trade receivables opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income, and the adjustment for inflation of the period, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

15.	CASH AND CASH EQUIVALENTS

	September 30, 2019	December 31, 2018
Cash and banks	6,173	6,678
Short-term investments	45,015	31,558	(1)
Financial assets at fair value through profit or loss (2)	1,141	7,792

	52,329	46,028

(1)	Includes 5,084 of term deposits and other investments with the BNA as of December 31, 2018.
(2)	See Note 7.

16.	PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2019 and for the fiscal year ended December 31, 2018 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current		Noncurrent	Current
Balances as of December 31, 2017	11,667	688	1,196	1,018	41,871		736		54,734	2,442

Increases charged to expenses	3,320	357	3,021	—	3,785		—		10,126	357
Decreases charged to income	(371)	(266)	—	—	(14,250)		—		(14,621)	(266)
Amounts incurred due to payments/utilization	(76)	(129)	—	(933)	—		(1,514)		(76)	(2,576)
Net exchange and translation differences	6,826	471	495	80	43,674		758		50,995	1,309
Increases due to business combination (2)	—	—	465	—	—		—		465	—
Result from net monetary position (3)	(204)	66	—	—	—		—		(204)	66
Reclassifications and other movements	73	(64)	(1,457)	1,457	(16,647	)(1)	1,804	(1)	(18,031)	3,197

Balances as of December 31, 2018	21,235	1,123	3,720	1,622	58,433		1,784		83,388	4,529

Increases charged to expenses	15,777 (4)	6	654	—	5,030		—		21,461	6
Decreases charged to income	(163)	(440)	(14)	—	(8,649)		—		(8,826)	(440)
Amounts incurred due to payments/utilization	(70)	(145)	—	(1,299)	—		(1,903)		(70)	(3,347)
Net exchange and translation differences	7,428	397	423	106	31,846		979		39,697	1,482
Result from net monetary position (3)	(45)	—	—	—	—		—		(45)	—
Reclassifications and other movements	(516)	428	(1,417)	1,417	(3,962	)(5)	1,978	(5)	(5,895)	3,823

Balances as of September 30, 2019	43,646	1,369	3,366	1,846	82,698		2,838		129,710	6,053

(1)

Includes (11,710) and (3,133) corresponding to the recalculation of abandonment of hydrocarbon wells cost and to liabilities reclassified as Liabilities associated to assets held for disposal, respectively, for the year ended December 31, 2018.

(2)	See Note 3 to the annual consolidated financial statements.
(3)

Includes adjustment for inflation of opening balances of subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

(4)

Includes 10,572 corresponding to the recognition of the contingency associated to the tax deduction of well abandonment costs for periods 2011-2017 plus the accrual of financial interest since March 31, 2019, date on which the Company decided to adhere to the payment facility plan.

(5)	Includes (1,984) corresponding to the recalculation of hydrocarbon wells abandonment for the nine-month period ended September 30, 2019

Provisions for lawsuits, claims and environmental liabilities are described in Note 14 to the annual consolidated financial statements. The news of the nine-month period ended on September 30, 2019 are described below:

•	Claims arising from restrictions in the natural gas market

•	Transportadora de Gas del Norte S.A. (“TGN”)

On April 5, 2019, the Second Chamber of the National Court of Appeals in Federal Civil and Commercial matters revoked the decision of the Lower Court and ordered that each party should bear its own costs, as it considered that YPF does not sustain any damages, since that benefit granted was only limited to the payment of the Court’s fees.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

16.	PROVISIONS (Cont.)

•	Tax claims

•	Dispute over the cost deduction for well abandonment

With respect to the dispute over the cost deduction for wells abandonment, which is described in further detail in Notes 28.b.4 and 30.j. to the annual consolidated financial statements, it should be noted that AFIP’s General Resolution No. 4434/2019, published in the Official Gazette on March 1, 2019, established a payment facility plan in relation to the tax liabilities being heard at the Fiscal Tribunal of the Nation (Tribunal Fiscal de la Nación), whose adherence expired on June 30, 2019.

Additionally, AFIP’s General Resolution No. 4477/2019, published in the Official Gazette on May 6, 2019, established a new payment facility plan, whose availability for adherence expired on August 31, 2019, with the option of adhering from May 15 to June 25 in more favorable conditions. Even though both plans included an advance payment and payment terms of up to five years, the latter offered better financing conditions.

The Company’s Management, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the aforementioned payment facility plans and finally, on June 19, 2019, adhered to the Plan established by General Resolution RG No. 4477/2019 for an amount of 5,734, thus finally settling the controversy corresponding to periods 2005 to 2010 which was being heard at the Fiscal Tribunal of the Nation.

17.	INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of year-end. Amounts calculated for income tax expense for the nine-month period ended September 30, 2019 may need to be adjusted in the subsequent period if, based on new factors of judgment, the estimate of the effective expected income tax rate changes.

The calculation of the income tax expense accrued for the nine-month period ended September 30, 2019 and 2018 is as follows:

	For the nine-month period ended September 30,
	2019	2018
Current income tax	(1,144)	(713)
Deferred income tax(1)	(12,440)	(56,285)

Subtotal	(13,584)	(56,998)

Income tax – Well abandonment(2)	(16,239)	—
Special tax – Tax revaluation, Law No. 27,430(3)	(4,600)	—

	(34,423)	(56,998)

(1)	Includes (5,175) corresponding to the reversal of tax loss carryforwards related to the contingency associated to cost deduction for wells abandonment.
(2)

Includes (10,610) corresponding to interest related to the contingency associated to cost deduction for wells determined on the date the Company decided to adhere to the payment facility plan. See Note16.

(3)	Includes (4,562) corresponding to YPF (See Note 33.f.) and (38) corresponding to YTEC.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

17.	INCOME TAX (Cont.)

The reconciliation between the charge to net income for income tax for the nine-month period ended September 30, 2019 and 2018 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the interim consolidated statements of comprehensive income for each period is as follows:

	For the nine-month period ended September 30,
	2019	2018
Net income before income tax	11,400	77,699
Statutory tax rate	30%	30%

Statutory tax rate applied to net income before income tax	(3,420)	(23,310)
Effect of the valuation of property, plant and equipment and intangible assets, net	(17,244)	(120,149)
Effect of exchange differences and other results associated to the valuation of the currency, net	9,284 (1)	80,885
Effect of the valuation of inventories	(10,139)	(9,900)
Income on investments in associates and joint ventures	965	(749)
Effect of tax rate change	8,837	12,729
Contingencies associated to cost deduction for wells abandonment	(5,175)	—
Interest related to the payment facility plan for cost deduction for wells abandonment	1,333	—
Result of companies’ revaluation	—	3,594
Miscellaneous	1,975	(98)

Income tax	(13,584)	(56,998)

(1)	Includes effect for inflation adjustment for tax purposes.

The Group has classified 1,645 as current income tax payable, which mainly include 917 corresponding to the 12 installments related to the payment facility plan (see Note 16). Also, the Group has classified 3,621 as non-current income tax payable, which mainly include 3,593 corresponding to the 47 installments related to mentioned plan.

Breakdown of deferred tax as of September 30, 2019 and December 31, 2018 is as follows:

	September 30, 2019		December 31, 2018
Deferred tax assets
Provisions and other non-deductible liabilities	4,647		2,920
Tax losses carryforward and other tax credits	33,258		21,575
Miscellaneous	804		270

Total deferred tax assets	38,709		24,765

Deferred tax liabilities
Property, plant and equipment	(100,086)		(113,821)
Inflation adjustment for tax purposes	(35,506)		—
Miscellaneous	(7,146)		(1,768)

Total deferred tax liabilities	(142,738)		(115,589)

Total Net deferred tax	(104,029	)(2)	(90,824	)(1)(2)

(1)

Includes 127 as a result of the implementation of the impairment method in the calculation of the impairment of financial assets pursuant to IFRS 9, having an impact in “Retained earnings”. See Note 2.b.26 to the annual consolidated financial statements.

(2)

Includes (1,027) and (3,432) as of September 30, 2019 and December 31, 2018, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency with effect in other comprehensive income and the adjustment for inflation for the period that was charged to results.

As of September 30, 2019 and December 31, 2018 there are no significant deferred tax assets which are not recognized.

As of September 30, 2019 and December 31, 2018, the Group has classified as deferred tax assets 1,340 and 301, respectively, and as deferred tax liability 105,369 and 91,125, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of September 30, 2019 and December 31, 2018, the transactions that generate entries to “Other comprehensive income”, did not create temporary differences for income tax.

Law No. 27,468, published in the Official Gazette on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal year since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. Considering CPI projections for December 31, 2019, the Group has applied the inflation adjustment procedure for taxation purposes in its estimation of the annual effective rate.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

18.	LEASE LIABILITIES

As of September 30, 2019, the Group recorded non-current and current lease liabilities in the amount of 33,401 and 16,894, respectively. These liabilities are discounted at the following rates:

Lease term	Balance as of September 30, 2019	Effective average monthly rate used
0 to 1 year	3,148	0.54%
1 to 2 years	5,199	0.69%
2 to 3 years	4,110	0.65%
3 to 4 years	7,359	0.69%
4 to 5 years	9,716	0.85%
5 to 9 years	1,605	0.80%
More than 9 years	19,158	0.98%

	50,295

Financial accretion accrued over the nine-month period ended September 30, 2019, resulting from lease contracts, amounts to 1,521, of which 1,396 were included in the “Financial Accretion” line in financial loss of the “Net Financial Results” item of the comprehensive statement of income and 125 were capitalized in “Property, Plant and Equipment”.

As of September 30, 2019, maturities of liabilities related to lease contracts are as follows:

Lease liabilities
0 to 1 year	16,894
1 to 2 years	10,766
2 to 3 years	7,446
3 to 4 years	5,020
4 to 5 years	2,860
More than 5 years	7,309

50,295

The evolution of the Group’s leases liabilities for the nine-month period ended September 30, 2019 is as follows:

Lease liabilities
Balances for initial application of IFRS 16	23,059

Increase due to new contracts	25,091
Financial accretion	1,521
Contract decreases	(462)
Payments	(9,961)
Exchange and translation differences, net	11,047

Balances at end of the period	50,295

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

19.	LOANS

			September 30, 2019			December 31, 2018
	Interest rate (1)	Maturity	Noncurrent	Current		Noncurrent	Current
Pesos:
Negotiable obligations(5)	16.50% - 65.57%	2019-2024	8,619	20,802		26,118	6,999
Financial loans(3)	52.41% - 97.00%	2019-2020	20	1,288		40	789
Account overdraft	77.00% - 92.00%	2019	—	4,070		—	—

			8,639	26,160		26,158	7,788

Currencies other than the Peso:
Negotiable obligations(2)(4)	3.50% - 10.00%	2019-2047	361,102	10,850		219,510	17,417
Export pre-financing	4.29% - 7.50%	2019-2022	10,344	27,497	(6)	—	20,724	(6)
Imports financing	4.04% - 6.29%	2019-2020	—	23,898		968	13,176
Financial loans	4.20% - 7.75%	2019-2024	25,605	9,472		23,616	5,721

			397,051	71,717		244,094	57,038

			405,690	97,877		270,252	64,826

(1)	Nominal annual interest rate in force as of September 30, 2019.
(2)	Disclosed net of 314 and 410 corresponding to YPF’s own NO repurchased through open market transactions, as of September 30, 2019 and December 31, 2018, respectively.
(3)	Includes loans granted by BNA. As of December 31, 2018, it includes 500, which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points. See Note 34.
(4)

Includes 3,331 and 2,634 as of September 30, 2019 and December 31, 2018, respectively, of nominal value of NO that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(5)

Includes 15,850 as of September 30, 2019 and December 31, 2018, of nominal value of NO that will be canceled in U.S. dollars at the applicable exchange rate according to the conditions of the issued series.

(6)

Includes pre-financing of exports granted by BNA. As of September 30, 2019, it includes 7,617 which accrue a 6.5% fixed interest rated. As of December 31, 2018, it includes 5,264, 3,008 of which accrue a 2% fixed interest rate and 2,256 a 6.5% fixed interest rated.

Set forth below is the evolution of the loans for nine-month period ended on September 30, 2019 and for the year ended December 31, 2018:

Loans
Balance as of December 31, 2017	191,063
Proceed from loans	39,673
Payments of loans	(55,734)
Payments of interest	(26,275)
Accrued interest (1)	27,998
Net exchange differences and translation	160,016
Result from net monetary position(2)	(1,663)

Balance as of December 31, 2018	335,078

Proceed from loans	70,916
Payments of loans	(70,061)
Payments of interest	(29,251)
Accrued interest(1)	30,936
Net exchange differences and translation	166,296
Result from net monetary position(2)	(347)

Balance as of September 30, 2019	503,567

(1)	Includes capitalized financial costs.
(2)	Includes adjustment for inflation of opening balances which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

19.	LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

									September 30, 2019		December 31, 2018
Month	Year	Principal value		Ref.	Class	Interest rate(3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	852	35	557	9
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	BADLAR plus 2.25%	58.34%	2020	—	1,225	1,125	1,330
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	62.18%	2020	—	646	633	657
July	2013	US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	—	701	456	461
April, February and October	2014/5/6	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	87,509	3,765	57,233	1,210
March	2014		$500	(2) (6) (7)	Class XXIX	BADLAR	59.70%	2020	—	208	200	162
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.10%	59.89%	2024	667	175	833	299
September	2014		$750	(2) (4) (6)	Class XXXV	—	—		—	—	—	571
February	2015		$950	(2) (6) (7)	Class XXXVI	BADLAR plus 4.74%	62.25%	2020	—	1,033	950	187
April	2015		$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	57.32%	2020	—	397	312	390
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	85,976	1,259	56,062	2,025
September	2015		$1,900	(2) (6) (7)	Class XLI	BADLAR	59.79%	2020	—	640	633	801
September and December	2015		$1,697	(2) (4) (6)	Class XLII	BADLAR plus 4.00%	63.79%	2020	—	1,714	1,697	243
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	52.99%	2023	2,000	470	2,000	196
March	2016		$1,350	(2) (4) (6)	Class XLVI	BADLAR plus 6.00%	65.57%	2021	1,350	63	1,350	234
March	2016	US$	1,000	(2) (6)	Class XLVII	Fixed	8.50%	2021	57,490	95	37,600	870
April	2016	US$	46	(2) (5) (6)	Class XLVIII	Fixed	8.25%	2020	—	2,678	1,723	29
April	2016		$535	(2) (6)	Class XLIX	BADLAR plus 6.00%	61.01%	2020	—	601	535	62
July	2016		$11,248	(2) (6) (8)	Class L	BADLAR plus 4.00%	61.72%	2020	—	12,807	11,248	1,238
September	2016	CHF	300	(2) (6)	Class LI	—	—		—	—	—	11,563
May	2017		$4,602	(2) (6) (8)	Class LII	Fixed	16.50%	2022	4,602	297	4,602	110
July and December	2017	US$	1,000	(2) (6)	Class LIII	Fixed	6.95%	2027	58,073	826	38,024	1,180
December	2017	US$	750	(2) (6)	Class LIV	Fixed	7.00%	2047	42,603	868	27,855	70
June	2019	US$	500	(9)	Class I	Fixed	8.50%	2029	28,599	623	—	—
Metrogas
December	2018		$513		Class II	BADLAR plus 10.00%	62.00%	2019	—	526	—	519

									369,721	31,652	245,628	24,416

(1)	Corresponds to the 1997 Global Program for US$ 1,000 million.
(2)	Corresponds to the 2008 Global Program for US$ 10,000 million.
(3)	Nominal annual interest rate as of September 30, 2019.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these issues is the Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

NO classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the frequent issuer program.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

20.	OTHER LIABILITIES

	September 30, 2019		December 31, 2018
	Noncurrent	Current	Noncurrent	Current
Liabilities for contractual claims(1)	201	57	175	41
Extension of concessions	508	549	348	436
Miscellaneous	4	525	26	245

	713	1,131	549	722

(1)	See Note 14 to the annual consolidated financial statements.

21.	ACCOUNTS PAYABLE

	September 30, 2019		December 31, 2018
	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	2,402	130,102	2,227	81,450
Guarantee deposits	29	622	19	492
Payables with partners of JO and consortia	1,208	1,530	1,127	324
Miscellaneous	—	1,433	—	1,959

	3,639	133,687	3,373	84,225

(1)	See Note 34 for information about related parties.

22.	REVENUES

	For the nine-month period ended September 30,
	2019	2018
Sales of goods and services	477,752	288,565
Government incentives(1)	9,065	11,070
Turnover tax	(15,132)	(9,590)

	471,685	290,045

(1)	See Note 34.

The Group’s transactions and the main revenues are described in Note 6. The Group’s revenues are derived from contracts with customers, except for Government incentives.

•	Breakdown of revenues

•	Type of good or service

	For the nine-month period ended September 30, 2019
	Upstream	Downstream	Gas and Power	Central administration and others	Total
Gas oil	—	154,363	—	—	154,363
Gasolines	—	99,158	—	—	99,158
Natural Gas(1)	—	1,025	81,072	—	82,097
Crude Oil	—	9,650	—	—	9,650
Jet fuel	—	30,867	—	—	30,867
Lubricants and by-products	—	9,471	—	—	9,471
Liquefied Petroleum Gas	—	9,989	—	—	9,989
Fuel oil	—	4,569	—	—	4,569
Petrochemicals	—	15,171	—	—	15,171
Fertilizers	—	5,156	—	—	5,156
Flours, oils and grains	—	14,119	—	—	14,119
Asphalts	—	3,689	—	—	3,689
Goods for resale at gas stations	—	3,201	—	—	3,201
Income from services	—	—	—	2,525	2,525
Income from construction contracts	—	—	—	9,372	9,372
Virgin naphtha	—	2,585	—	—	2,585
Petroleum coke	—	4,602	—	—	4,602
LNG Regasification	—	—	1,760	—	1,760
Other goods and services	2,008	4,645	6,336	2,419	15,408

	2,008	372,260	89,168	14,316	477,752

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

22.	REVENUES (Cont.)

	For the nine-month period ended September 30, 2018
	Upstream	Downstream	Gas and Power	Central administration and others	Total
Gas oil	—	88,105	—	—	88,105
Gasolines	—	64,260	—	—	64,260
Natural Gas(1)	38	569	56,661	—	57,268
Crude Oil	—	1,857	—	—	1,857
Jet fuel	—	15,791	—	—	15,791
Lubricants and by-products	—	6,162	—	—	6,162
Liquefied Petroleum Gas	—	8,513	—	—	8,513
Fuel oil	—	2,237	—	—	2,237
Petrochemicals	—	10,515	—	—	10,515
Fertilizers	—	2,648	—	—	2,648
Flours, oils and grains	—	6,391	—	—	6,391
Asphalts	—	2,886	—	—	2,886
Goods for resale at service stations	—	1,961	—	—	1,961
Income from services	—	—	—	11	11
Income from construction contracts	—	—	—	3,226	3,226
Virgin naphtha	—	2,041	—	—	2,041
Petroleum coke	—	4,129	—	—	4,129
LNG Regasification	—	—	2,759	—	2,759
Other goods and services	1,023	2,166	2,711	1,905	7,805

	1,061	220,231	62,131	5,142	288,565

(1)	Includes 54,048 and 41,545 corresponding to sales of natural gas produced by the Company for the nine-month period ended September 30, 2019 and 2018, respectively.

•	Sales Channels

	For the nine-month period ended September 30, 2019
	Upstream	Downstream	Gas and Power	Central administration and others	Total
Gas Stations	—	178,864	—	—	178,864
Power Plants	—	709	11,268	—	11,977
Distribution Companies	—	—	17,305	—	17,305
Retail distribution of natural gas	—	—	33,319	—	33,319
Industries, transport and aviation	—	81,990	19,179	—	101,169
Agriculture	—	45,490	—	—	45,490
Petrochemical industry	—	17,166	—	—	17,166
Trading	—	24,352	—	—	24,352
Oil Companies	—	13,266	—	—	13,266
Commercialization of liquefied petroleum gas	—	4,360	—	—	4,360
Other sales channels	2,008	6,063	8,097	14,316	30,484

	2,008	372,260	89,168	14,316	477,752

	For the nine-month period ended September 30, 2018
	Upstream	Downstream	Gas and Power	Central administration and others	Total
Gas Stations	—	111,039	—	—	111,039
Power Plants	—	168	15,200	—	15,368
Distribution Companies	—	—	12,984	—	12,984
Retail distribution of natural gas	—	—	17,580	—	17,580
Industries, transport and aviation	38	46,018	13,361	—	59,417
Agriculture	—	24,749	—	—	24,749
Petrochemical industry	—	13,002	—	—	13,002
Trading	—	10,695	—	—	10,695
Oil Companies	—	8,157	—	—	8,157
Commercialization of liquefied petroleum gas	—	3,360	—	—	3,360
Other sales channels	1,023	3,043	3,006	5,142	12,214

	1,061	220,231	62,131	5,142	288,565

•	Target Market

Sales contracts in the domestic market resulted in 420,058 and 259,826 for the nine-month period ended September 30, 2019 and 2018, respectively.

Sales contracts in the international market resulted in 57,694 and 28,739 for the nine-month period ended September 30, 2019 and 2018, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

22.	REVENUES (Cont.)

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	September 30, 2019		December 31, 2018
	Non-current	Current	Non-current	Current
Credits for contracts included in Trade Receivables	7,391	98,861	7,804	59,419
Contract assets	—	404	—	420
Contract liabilities	1,059	7,282	1,828	4,996

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, lubricants and by-products, gas oil and natural gas, among others.

During the nine-month period ended on September 30, 2019 and 2018 the Group has recognized 4,184 and 1,396, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the period.

23.	COSTS

	For the nine-month period ended September 30,
	2019	2018
Inventories at beginning of year	53,324	27,149
Purchases	139,580	84,665
Production costs(1)	259,286	160,904
Translation effect	31,577	32,162
Adjustment for inflation(2)	342	—
Inventories at end of the period	(95,545)	(63,483)

	388,564	241,397

(1)	See Note 24.
(2)	Corresponds to adjustment for inflation of inventories opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

24.	EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the nine-month period ended September 30, 2019 and 2018:

	For the nine-month period ended September 30, 2019
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	22,669	5,534		2,842		489	31,534
Fees and compensation for services	1,836	4,272	(2)	833		20	6,961
Other personnel expenses	6,073	623		323		113	7,132
Taxes, charges and contributions	4,889	171		7,572	(1)	44	12,676
Royalties, easements and canons	30,455	—		80		43	30,578
Insurance	1,540	99		104		—	1,743
Rental of real estate and equipment	6,895	32		508		—	7,435	(4)
Survey expenses	—	—		—		933	933
Depreciation of property, plant and equipment	94,746	1,986		2,488		—	99,220
Amortization of intangible assets	1,422	222		21		—	1,665
Depreciation of right-of-use assets	6,773	—		429		—	7,202
Industrial inputs, consumable materials and supplies	15,398	110		178		29	15,715
Operation services and other service contracts	13,417	509		1,745		198	15,869	(4)
Preservation, repair and maintenance	33,182	624		662		52	34,520	(4)
Unproductive exploratory drillings	—	—		—		2,502	2,502
Transportation, products and charges	15,592	2		10,887		—	26,481	(4)
Provision for doubtful trade receivables	—	—		983		—	983
Publicity and advertising expenses	—	1,822		504		—	2,326
Fuel, gas, energy and miscellaneous	4,399	571		2,776		70	7,816	(4)

	259,286	16,577		32,935		4,493	313,291

(1)	Includes 4,639 corresponding to export withholdings.
(2)

Includes 63 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 26, 2019, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 65 corresponding to fiscal year 2018 and to approve the approximate sum of 87 as fees for such fees and remunerations for the fiscal year 2019.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 798.
(4)	Includes 4,283 and 1,534 corresponding to short-term leases and to the lease charge related to the underlying asset return and/or use, respectively.

	For the nine-month period ended September 30, 2018
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	11,489	3,315		1,705		247	16,756
Fees and compensation for services	1,071	2,344	(2)	627		16	4,058
Other personnel expenses	3,555	358		188		33	4,134
Taxes, charges and contributions	2,279	182		3,601	(1)	—	6,062
Royalties, easements and canons	22,967	—		41		67	23,075
Insurance	914	46		68		—	1,028
Rental of real estate and equipment	6,272	13		527		25	6,837
Survey expenses	—	—		—		319	319
Depreciation of property, plant and equipment	62,114	1,129		1,411		—	64,654
Amortization of intangible assets	863	127		21		—	1,011
Industrial inputs, consumable materials and supplies	7,112	34		114		16	7,276
Operation services and other service contracts	10,366	248		820		19	11,453
Preservation, repair and maintenance	19,627	388		565		41	20,621
Unproductive exploratory drillings	—	—		—		645	645
Transportation, products and charges	8,540	—		6,258		—	14,798
Provision for doubtful trade receivables	—	—		336		—	336
Publicity and advertising expenses	—	504		510		—	1,014
Fuel, gas, energy and miscellaneous	3,735	286		1,392		441	5,854

	160,904	8,974		18,184		1,869	189,931

(1)	Includes 1,378 corresponding to export withholdings.
(2)

Includes 51 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 27, 2018, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2017 of 48.8 and to approve as fees on account for such fees and remunerations for the fiscal year 2018, the approximate sum of 62.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 383.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

25.	OTHER NET OPERATING RESULTS

	For the nine-month period ended September 30,
	2019	2018
Result of companies’ revaluation(1)	—	11,980
Result for sale of participation in areas	965 (2)	1,451
Construction incentive(3)	613	—
Lawsuits	(2,827)	(1,759)
Insurance	249	270
Miscellaneous	487	222

	(513)	12,164

(1)	See Note 3 to the annual consolidated financial statements.
(2)	See Note 4.
(3)	See Note 34.

26.	NET FINANCIAL RESULTS

	For the nine-month period ended September 30,
	2019	2018
Financial income
Interest income	4,081	1,401
Exchange differences	77,091	98,992
Financial accretion	4,750	612

Total financial income	85,922	101,005

Financial loss
Interest loss	(32,641)	(19,144)
Exchange differences	(30,337)	(31,418)
Financial accretion	(1,652)	(5,188)

Total financial costs	(64,630)	(55,750)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	(3,905)	2,072
Gains on derivative financial instruments	(43)	1,085
Result from net monetary position	3,664	—

Total other financial results	(284)	3,157

Total net financial results	21,008	48,412

27.	INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of September 30, 2019 and December 31, 2018, and expenses for the nine-month period ended on September 30, 2019 and 2018 of JO and other agreements in which the Group participates are as follows:

	September 30, 2019	December 31, 2018
Noncurrent assets(1)	205,983	130,272
Current assets	6,976	4,024

Total assets	212,959	134,296

Noncurrent liabilities	15,936	11,484
Current liabilities	24,631	9,695

Total liabilities	40,567	21,179

	For the nine-month period ended September 30,
	2019	2018
Production Cost	48,177	34,258
Exploration expenses	151	173

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

28.	SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of September 30, 2019, is 3,924 and 9 own treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2019, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) also require prior approval by the Argentine Congress.

The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 26, 2019 and approved the financial statements of YPF for the fiscal year ended December 31, 2018 and additionally, approved the following resolution in relation to the allocation of profits: a) to allocate the sum of 280 to create a Reserve for the purchase of treasury shares in order to give the Board of Directors the possibility of acquiring treasury shares at the time it deems appropriate, and complying, during the execution of the plans, with the commitments assumed and to be assumed by them in the future; b) to allocate the sum of 33,235 to create a reserve for investments under the terms of article 70, third paragraph of the LGS; and c) to allocate the sum of 4,800 to a reserve for future dividends, empowering the Board of Directors, until the date of the next General Ordinary Shareholders’ Meeting at which the financial statements ended as of December 31, 2019 will be dealt with, to determine the time and amount for their distribution, taking into account the financial conditions and availability of funds as well as the operating results, investments and other matters that are deemed relevant in the development of the Company’s activities, or their allocation in accordance with the provisions set forth in article 224, second paragraph, of the LGS and other applicable regulations.

On June 27, 2019, the Board of Directors approved the payment of a dividend in cash in an aumount of $5.8478 per share, without any share class distintiction, making such dividend available to all shareholders on July 11, 2019, or on such later date as applicable pursuant to the regulations of the jurisdictions where the Company lists its shares.

29.	EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the nine-month period ended September 30,
	2019	2018
Net (loss) / profit	(23,595)	21,263
Average number of shares outstanding	392,293,554	393,365,391
Basic and diluted earnings per share	(60.15)	54.05

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

30.	ISSUES RELATED TO MAXUS ENTITIES

•	Maxus Energy Corporation Liquidating Trust (“Liquidating Trust”) Claim

On April 1, 2019, the Company, together with the other companies of the Group that are part of the Claim, answered the complaint initiated by the Liquidating Trust, and on April 24, 2019, they filed the “Initial Disclosures” brief.

On May 3, 2019, the Liquidating Trust filed a request for the YPF Entities to deliver, under the Discovery process, a copy of certain documents that might be in their possession. On the same day, the Liquidating Trust filed an objection to the motion submitted by the YPF Entities so that the testimonies produced in the New Jersey lawsuit are allowed to be used.

On May 21, 2019, the Company, together with the other companies of the Group that are part of the Claim, filed a motion, under the Discovery process, requesting the Liquidating Trust to deliver a copy of certain documents that might be in its possession.

On June 3, 2019, the Company, together with the other companies of the Group that are part of the Claim, filed a brief objecting to the delivery of the documents requested by the Liquidating Trust.

On June 7, 2019, Repsol and its related companies filed a Motion to Withdraw the reference.

On June 11, 2019, the Company, together with the other Companies of the Group that are part of the Claim, filed a Motion to Withdraw the reference.

On June 24, 2019, the Liquidating Trust, under the upcoming Discovery process, filed its petitions to YPF together with the other companies of the Group that are part of the Claim and to Repsol.

In addition, on June 24, 2019, the court hearing the case rejected the use of the testimonies produced in the Passaic River trial mentioned in Note 27.a.6) to the annual consolidated financial statements.

On July 22, 2019, the Liquidating Trust filed a brief objecting to the Motion to Withdraw the reference filed on June 11, 2019 by YPF together with the other companies of the Group that are part of the Claim.

Additionally, on July 22, 2019, the Court hearing the case issued an order requesting the Liquidating Trust to present also an updated report on the lawsuit status, which was submitted on July 29, 2019.

On July 23, 2019, YPF together with the other companies of the Group that are part of the Claim, filed a motion requesting Occidental Chemical Corporation and its subsidiaries to submit certain documentation that might be of interest for the resolution of the case.

On August 5, 2019, the Company, together with the other companies of the Group that are part of the Claim answered the motion submitted on July 22, 2019 by the Liquidating Trust in which the latter objected to the Motion to Withdraw the reference.

On August 13, 2019, YPF together with the other companies of the Group that are part of the Claim filed a brief requesting that the arguments supporting the “Motion to Withdraw the reference” be orally presented.

On August 23, 2019, YPF together with the other companies of the Group that are part of the Claim submitted their answers to the interrogatories proposed by the Liquidating Trust.

Moreover, on August 23, 2019, Repsol and its related companies submitted their answers to the interrogatories proposed by the Liquidating Trust, and the Liquidating Trust submitted its answers to the interrogatories proposed by YPF together with the other companies of the Group which are part of the Claim and the interrogatories proposed by Repsol and its related companies.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

30.	ISSUES RELATED TO MAXUS ENTITIES (Cont.)

On August 26, 2019, Occidental Chemical Corporation and its subsidiaries answered the summons submitted by YPF together with the other companies of the Group that are part of the Claim dated July 23, 2019.

On August 29, 2019, the parties to the proceedings began to define the search terms and deadlines within which the Discovery process should take place, which is ongoing.

On September 12, 2019, the District Court denied the appeal to the rejection of the Motion to Dismiss filed on October 19, 2018 by YPF together with the other companies of the Group that are part of the Claim.

Considering the preliminary status of the lawsuit, the complexity of the complaint and the evidence that both parties should submit, the Company will continuously reassess any changes in the aforementioned circumstances and their impact on the results and financial position of the Group as such changes occur.

The Company, YPF Holdings, CLH Holdings, Inc. and YPF International will defend themselves, file the necessary legal remedies and exercise the defensive measures in accordance with the applicable legal procedure to defend their rights.

31.	CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 28 to the annual consolidated financial statements.

31.a) Contingent liabilities

The recent events of the nine-month period ended on September 30, 2019 are described below:

31.a.1) Contentious claims

•	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. companies (collectively, “Petersen”)

On April 17, the Court of Appeals for the Second Circuit returned the complaint to the District Court.

On April 18, 2019, the Company and the Argentine Republic filed a petition for reconsideration or clarification before the Court of Appeals for the Second Circuit in reference to the return of the complaint to the District Court. On the same day, the Company and the Argentine Republic requested the District Court to suspend the proceedings until the Court of Appeals resolved on the petition for reconsideration or clarification filed by the Company and the Republic.

On April 22, 2019, the District Court accepted the petition made by the Company and the Republic to suspend the proceedings until the Court of Appeals resolved on the petition submitted by the Argentine Republic. Also on April 22, Petersen filed an objection to the request for reconsideration or clarification of the Company and the Republic before the Court of Appeals. On the same day, the Company and the Republic replied to Petersen’s objection before the Court of Appeals for the Second Circuit.

On April 26, 2019, the Court of Appeals resolved to dismiss the petition submitted by the Argentine Republic.

On April 27, 2019, Petersen filed a motion to the District Court requesting a hearing to define the following steps of the procedure.

On April 28, 2019, the Company and the Argentine Republic filed a motion to the District Court requesting the suspension of the terms until the Supreme Court of the United States rules on the writ of certiorari.

On April 29, 2019, the Company and the Republic answered the request filed by Petersen for a hearing with the District Court. On the same day, Petersen answered the motions filed by the Company and the Republic on April 28 and 29.

On April 30, 2019, the Company and the Republic answered the brief filed by Petersen on April 29.

On May 1, 2019, the District Court resolved (i) to grant the petition for suspension of the litigation terms requested by the Company and the Argentine Republic and (ii) to dismiss the request for a hearing filed by Petersen.

On May 21, 2019, the Attorney General issued his non-binding opinion recommending that the case should continue to be heard and processed in the United States.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

31.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

On June 3, 2019, the Argentine Republic filed a supplemental motion to the Writ of Certioriari.

On June 24, 2019, the Supreme Court of the United States rejected the Writ of Certiorari filed by the Company and the one filed by the Argentine Republic. On that same date, YPF submitted a letter to the District Court requesting a hearing prior to the filing of a Motion for Judgment on the Pleadings. Likewise, on that same date, Petersen submitted a letter to the District Court requesting it to lift the suspension of procedural terms and to set a date for a hearing prior to the request for the admission of a Summary Judgment.

On June 25, 2019, the District Court ordered the parties to answer the petitions filed on June 24, 2019 by July 3, 2019, and called the parties to a hearing to be held on July 11, 2019.

On July 8, 2019, the Argentine Republic and YPF filed both answers and raised defenses against Petersen’s complaint.

On July 11, 2019 the hearing ordered by the Judge was held, in which the parties explained their arguments seeking the approval of their motions filed on June 24, 2019.

On July 23, 2019, Petersen, Eton Park, the Argentine Republic and YPF submitted a petition proposing a schedule for: (i) the Argentine Republic and YPF to file their motions for complaint dismissal based on the principle of “forum non conveniens”, before August 30, 2019, (ii) Both Petersen and Eton Park to be able to file their objections to these motions before October 30, 2019 and (iii) the Argentine Republic and YPF reply to the petitions mentioned above in point (ii) before November 29, 2019.

On July 24, 2019, the Judge accepted the schedule proposed by the parties and resolved that the procedural terms are suspended until the motions for complaint dismissal on the grounds of “forum non conveniens” are resolved.

On August 30, 2019, YPF and the Argentine Republic jointly presented their arguments in support of the motion to dismiss based on the “forum non conveniens” grounds.

On September 17, 2019 and on the occasion of the elections in the Argentine Republic, the presiding Judge modified the schedule approved on July 23, 2019: (i) extending until December 7, 2019 the deadline for Eton Park and Petersen to submit the objection to the motion to dismiss based on the grounds of “forum non conveniens”, and (ii) extending until January 7, 2020 the period for YPF to answer the pleadings filed by Eton Park and Petersen in section (i) above.

On September 27, 2019, YPF and the Argentine Republic filed a pleading in the District Court stating that the grounds for the decision dated September 17, 2019 could lead to interpretations contrary to the Argentine public and private law which provides for Institutional continuity of the State–irrespective of the government- as well as that of YPF, irrespective of its directors or its shareholders, and reserving the right to request an extension of terms in order to maintain the equality of the parties to the proceedings.

On October 2, 2019, the District Court resolved that the interpretations referred to in the pleading filed on September 27, 2019—which were said to be contrary to Argentine public and private law—should not be extracted from the resolution dated September 17, 2019.

Until the District Court decides on the admissibility of the motion to dismiss on the grounds of “forum non conveniens,” the terms of the lawsuit are suspended in all other respects.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

31.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

On the other hand, on February 28, 2019, the Company filed a complaint in Spain against Petersen and Prospect Investments LLC (“Burford”) seeking the definition of the legal nature of the agreement that was subscribed by Burford and Petersen’s Trustee in Bankruptcy. Such complaint was notified to Burford, which – upon filing its answer- submitted a motion for the case to be referred to the Court in which Petersen’s liquidation is being heard. As YPF objected to the motion, the case was referred to the District Attorney for him to issue an opinion prior to the Court’s decision. On July 29, 2019, the Court decided that the case must be processed before the Court that intervened in Petersen’s liquidation. Such decision was appealed by the Company on September 26, 2019.

As of the date of issuance of these consolidated financial statements, there are no elements in YPF’s possession that allow quantifying the possible impact that this claim could have on the Company.

The Company categorically rejects the claims asserted in the complaint for being inadmissible and will file all necessary legal remedies and take all defensive measures in accordance with the applicable legal procedure in order to defend its rights.

•	Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. y Eton Park Fund, L.P. (jointly referred to as “Eton Park”)

In response to the presentations made in April 2019 by the Company and the Argentine Republic in the Petersen Case and the suspension of the process ruled by the Court, the procedural terms of Eton Park case was also on hold until the Supreme Court of Justice issued in relation to the writ of certiorari.

On June 25, 2019, Eton Park submitted a letter to the District Court requesting the Court to lift the suspension of the procedural terms and to set a date for the hearing prior to the motion for the admission of a Summary Judgment.

On June 26, 2019, the Court called Eton Park to a hearing to be held on July 11, 2019 in the Petersen case.

On July 3, 2019, YPF filed a brief opposing to Eton Park’s motion for the case to be subject to a summary process requesting that the suspension of procedural terms remain in place until the Court hearing Petersen’s case resolved the motions filed by the defendants in such case.

On July 11, 2019, the hearing ordered by the Judge in the Petersen case was held, where Eton Park also participated. At the hearing, it was decided in relation to Eton Park’s case, that the Court would soon issue an order establishing the schedule for such judicial process.

On July 23, 2019, Petersen, Eton Park, the Argentine Republic and YPF filed a joint petition proposing a schedule for the Argentine Republic and YPF to file their motions for complaint dismissal based on the principle of “forum non conveniens”, and for both Petersen and Eton Park to be able to file their objections thereto.

On July 24, 2019, the Judge accepted the schedule proposed by the parties and resolved that the procedural terms were suspended until the motions for complaint dismissal on the grounds of “forum non conveniens” are resolved.

On August 30, 2019, YPF and the Argentine Republic jointly presented their arguments in support of the motion to dismiss based on the grounds of “forum non conveniens”.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

31.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

On September 17, 2019, and in view of the next elections to be held in the Argentine Republic, the presiding Judge modified the schedule approved on July 23, 2019: (i) extending until December 7, 2019 the deadline for Eton Park and Petersen to submit the objection to the motion to dismiss based on the grounds of “forum non conveniens”, and (ii) extending until January 7, 2020 the period for YPF to answer the pleadings filed by Eton Park and Petersen in section (i) above.

On September 27, 2019, YPF and the Argentine Republic filed a pleading before the District Court stating that the grounds for the decision dated September 17, 2019 could lead to interpretations contrary to the Argentine public and private law, which provides for Institutional continuity of the State – irrespective of the government – as well as that of YPF, irrespective of its directors or its shareholders, and reserving the right to request an extension of terms in order to maintain the equality of the parties to the proceedings.

On October 2, 2019, the District Court resolved that the interpretations referred to in the pleading filed on September 27, 2019 – which were said to be contrary to Argentine public and private law – should not be extracted from the resolution dated September 17, 2019.

Until the District Court decides on the admissibility of the motion to dismiss on the grounds of “forum non conveniens” in the Petersen trial, the terms of the lawsuit are suspended in all other respects.

As of the date of these financial statements, there are no factors that YPF can use to quantify the possible impact that this claim might have on the Company.

The Company categorically rejects the claims asserted in the complaint for being inadmissible and will file all necessary legal remedies and take all defensive measures in accordance with the applicable legal procedure in order to defend its rights.

31.a.2) Tax Claims

•	Dispute over customs duties

In relation to the dispute over customs duties, judgments have been rendered by the same Court of Appeals and Chamber of Appeals and also in other cases heard by Chambers II, III and V, where the same fine is under dispute, condoning the fine. Such decisions were also appealed to the CSJN. The Attorney General of the CSJN has issued an opinion stating that the fines imposed would be condoned.

32.	CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 29 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2019 are described below:

32.a) Investment project agreements

•	Agreement for the development of Loma La Lata Norte and Loma Campana areas

In relation to the Investment Agreement entered into between the Company and subsidiaries of Chevron Corporation for the joint exploitation of non-conventional hydrocarbons in the province of Neuquén, in the Loma Campana area, for the nine-month period ended September 30, 2019, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have carried out transactions which include the purchase of gas and crude oil by YPF for 15,293. These transactions were executed based on the market’s general and regulatory framework. The net balance to be paid to CHNC as of September 30, 2019 is 3,793.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

32.	CONTRACTUAL COMMITMENTS

•	CAN 100 exploration permit (offshore) – Block E-1 Reconversion

The PEN, through SGE Resolution No. 196/2019, decided to convert the joint operating agreement for the exploration and eventual exploitation of the “E-1” area entered into by Energía Argentina S.A., YPF, Petrobras Argentina S.A. (currently Pampa Energía S.A.) and Petrouruguay S.A. in 2006 into a hydrocarbon Exploration Permit in favor of YPF over the “CAN 100” area under the terms of a Memorandum of Agreement entered into by YPF and the SGE, assuming certain investments commitments in exploration activities.

On October 8, 2019, YPF and Equinor Argentina BV Sucursal Argentina (“Equinor”) suscribed an agreement whereby Equinor would acquire a 50% interest in the “CAN 100” area, while YPF would maintain a 50% interest in such area. The agreement will become effective subject to certain conditions precedent, including the approval of the assignment by the SGE.

33.	MAIN REGULATIONS AND OTHER

Main regulations and others are described in Note 30 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2019 are described below:

33.a) Regulatory liquid hydrocarbons requirements

On August 15, 2019, the National Executive Branch issued Decree No. 566/2019, which was amended by Decree No. 601/2019 on August 30, 2019, and subsequently by Resolution of the SGE No. 557/2019 dated September 18, 2019, which established as follows: i) until November 13, 2019, deliveries of crude oil in the local market must be invoiced and paid at the agreed-upon price between producing companies and refineries as of August 9, 2019, and by applying a reference exchange rate of $49.30/US$, which amounts to a 5.58% increase in respect of the then applicable exchange rate, and reference BRENT price of US$59/bbl; and ii) until the same date, the maximum price for gasoline and diesel traded by refiners and/or wholesalers and/or retailers, regardless of their quality, whose destined to public supply through fuel pumps (gas stations), may be increased by up to four per cent (4%) in respect of the price which was in effect on August 9, 2019.

Besides, on November 1, 2019 SGE Resolution No. 688/2019 was published in the Official Gazette, which modified Decree No. 601/2019 and SGE Resolution No. 557/2019, establishing that: i) while the Decree No. 601/2019 was in effect, deliveries of crude oil in the local market must be invoiced and paid at the agreed-upon price between producing companies and refineries as of August 9, 2019, and by applying a reference exchange rate of $51.77/US$, which amounts to a 5% increase in respect of the reference value set forth in SGE Resolution No. 557/2019, and a reference BRENT price of US$59 per barrel; and ii) beginning on November 1, 2019 and while the Decree NO. 601/2019 is in effect, the price for gasoline and diesel regardless of their quality, traded by refiners and/or wholesalers and/or retailers, whose destined to public supply through fuel pumps (gas stations), may be increased by up to five percent (5%) in respect of the price which was in effect on September 20, 2019.

33.b) Regulatory requirements for natural gas

•	Mechanisms for allocating the demand for natural gas

Extension of ENARGAS Resolution No. 59/18

ENARGAS Resolution No. 215/2019, published on April 16, 2019, extends the effective term of ENARGAS Resolution No. 59/18 (which approved a Transitional Procedure for Shipment Management in the Emergency Executive Committee) for an additional period of 180 calendar days counted as from the expiry of the term set forth in ENARGAS Resolution No. 302/2018 for considering that the reasons that led to the resolution still persist.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

33.	MAIN REGULATIONS AND OTHER (Cont.)

Terms and Conditions for the Distribution of Natural Gas through Networks

SGE Resolution No. 32/19, published on February 11, 2019, approved the price auction mechanism for the provision of natural gas on a firm basis to meet the demand of full service users of the Distribution public utility service for the days of February 14, 2019 (for Neuquina, San Jorge Gulf, Santa Cruz Sur and Tierra del Fuego basins) and February 15, 2019 (for the Noroeste basin). SGE Resolution No. 32/2019 also approved the applicable price bidding model and instructed Mercado Electrónico de Gas Sociedad Anónima (“MEGSA”) to issue the supplementary rules required to organize and implement the approved bidding mechanism. Price auctions were carried out at MEGSA on the aforementioned scheduled dates and, based on the results obtained, YPF proceeded to implement the contracts for the volumes awarded in relation to the participating distribution licensees corresponding to fiscal year April 2019-March 2020.

On August 20, 2019, ENARGAS Resolution No. 466/2019 was published, which approved the Methodology for the determination of the net amount of accumulated daily differences referred to in article 7 of Decree No. 1053/2018, approving the adhesion application model by setting a submission deadline no later than September 15, 2019 and established that simultaneously with the adhesion application, natural gas distributors and their suppliers must present and exhibit to ENARGAS the instruments restructuring their commercial relationship in accordance with the terms of Decree No. 1053/2018, that partial and/or conditional adhesion applications will not be accepted, and that distributors, once the corresponding monthly payment has been received from the National Government, shall use the total amount received to make payments to natural gas Suppliers adhered to the Regime within a maximum term of 5 days. The Resolution established, as a general rule, that the Methodology of reallocation on tariffs of the price of gas and the General Procedure to calculate the Daily Accumulated Differences approved by ENARGAS Resolution No. 72/2019 will be applied.

On September 10, 2019, YPF filed an administrative appeal against Resolution No. 466/2019 basically challenging the approved volume determination methodology, insofar as it orders the calculation of volumes without considering the total amount actually delivered at the TSEP by natural gas suppliers, but based on the simulation of the optimal dispatch and the discount of the volume of retained gas and unaccounted natural gas.

ENARGAS Resolution No. 554/2019, published on September 16, 2019, extended the deadline to adhere to the regime established in article 7 of Decree 1053/2018 until October 15, 2019. Subsequently ENARGAS Resolution No. 636/2019 published on October 11, 2019, postponed the deadline to adhere to the regime established in article 7 of Decree 1053/2018 until October 25, 2019 and established that the failure to submit the instruments in which the parties restructure their commercial relationship in accordance to the provisions set forth in Decree No. 1053/2018 will not be an impediment to present the adhesion to the aforementioned regime.

On October 25, 2019, YPF submitted the Application to Adhere to the regime established in section 7 of Decree No. 1053/2018 and regulated by ENARGAS Resolution No. 466/2019, which implies accepting such regime unconditionally and waiving all kind of administrative, arbitration or judicial claims against the National Government, and therefore, the appeal filed by YPF against ENARGAS Resolution No. 466/2019 was automatically withdrawn.

At the same time, YPF notified distributors that it had applied for the accession to the regime and that such application could not be interpreted as a cancellation of the volumes and/or concepts in relation to YPF’s natural gas injections, from April 1, 2018 to March 31, 2019, which had not been assumed by the National Government (IVA, volume differences for optimal dispatch, UNG and/or retained gas and exchange rate differences arising from non-payment within the contractual terms).

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

33.	MAIN REGULATIONS AND OTHER (Cont.)

•	New natural gas exports

On June 26, 2019, SGE Resolution No. 417/2019 was published, in replacement of the Procedure to Obtain Natural Gas Export Licenses approved by Resolution No.104/2018, which ordered the UHaF to regulate replacement mechanisms of energy applicable to firm exports and the develop an operating procedure in the event that the security of internal supply is at risk, and empowers the UHaF to grant export permits by issuing the relevant certificate. The most substantial modifications are the following: i) the classification of authorizations was modified, establishing the following: firm, interruptible, operational exchanges and assistance agreements; ii) the process to obtain licenses is simplified by enabling digital processes through the platform known as “Trámites a Distancia” (Platform for Remote Processes) and iii) it is expected that the amounts of natural gas from projects included in the “Stimulus Program for Investments in Natural Gas Developments from Non-Conventional Reservoirs” will be deducted from the total production of the respective project prior to the determination to the volumes computed as part of the Included Production.

On August 21, 2019, UHaF Resolution No. 168/2019 was published, which approved the terms and conditions of the regime for natural gas exports on a firm basis applicable to the period between September 15, 2019 and May 15, 2020, set forth a maximum volume of natural gas that may be exported on a firm basis to Chile of 10,000,000 m3/d (divided into three export zones, Northwest, Central-West and South, each of them with a maximum volume of 1,000,000, 6,500,000 and 2,500,000 m3/d, respectively), established that applications may be submitted until September 6, 2019 and provided that for the allocation of volumes to be exported, a performance index will be set up by area and per applicant and application, consisting of past production performance, past export performance, present performance and term of the application. It also contemplates that, in the event of a potential need for a greater use of imported natural gas, liquefied natural gas, coal, fuel oil and/or diesel by MEM, the cost of which were to be borne by the National Government based on the decided energy replacement, the exporting companies shall pay CAMMESA a compensation for the greater costs incurred, the amount of which will be determined by CAMMESA at the end of the application period. By SGE Resolution 506/2019 published on August 30, 2019, the minimum value and the maximum value, respectively, of the cost of energy replacement by exporters was established in 0.1 and 0.2 US$/MMBTU exported.

On October 31, 2019, UHaF Resolution No. 248/2019 was published, which approved the Operating Procedure of Natural Gas Exportation effective as from September 30, 2021, with the aim to regulate any need to restrict natural gas exports operatively useful in the event of a lack of supply in the argentine domestic market.

33.c) Natural gas production incentive programs

•	Stimulus Program for Investment in Natural Gas Production Developments from Unconventional Wells

Regarding the Estación Fernández Oro Concession, on February 6, 2019, the Company filed an appeal for reconsideration against SGE Resolutions No. 356, 369, 370 and 371, which authorized payment to the Company of the final compensation for the first quarter of 2018 and the provisional compensation for the third quarter of 2018, establishing the amount of such compensations based on the volume of the Included Production declared by the Company when it adhered to the Program by reason of the aforementioned concession, without considering the actual volume of Included Production recorded in the first quarter of 2018 and the updated estimate for the Included Production submitted by the Company on October 2018 regarding the third quarter of 2018. By means of the remedies filed, the SGE was requested to proceed and assess the economic compensations to be paid based on the production volume timely reported by YPF in the tax returns submitted (for final compensations of the first quarter of 2018) or based on the estimated Included Production submitted on October 16, 2018 (for provisional compensations of the third quarter of 2018). As of the date of issuance of these condensed interim consolidated financial statements, the appeals for reconsideration filed by the Company have not yet been resolved by the SGE.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

33.	MAIN REGULATIONS AND OTHER (Cont.)

On June 26, July 2, July 12, July 16, August 24, September 4 and September 6, 2019, the Company was notified of the Resolutions issued by the SGE ordering the payment of temporary compensations for the Aguada Pichana Oeste – Aguada de Castro concessions (November 2018 to April 2019 period), the Aguada Pichana Este concession (November 2018 to May 2019),and La Ribera I y II concessions (April to June 2019), considering as a cap the volume of the production included declared at the time of joining the Program. As notifications of the proceedings have been requested, the term to administratively challenge the aforementioned resolutions has been suspended.

The SGE was requested through the filed appeals, to calculate the monetary compensation to be paid based on the volume of production timely reported by YPF in the submitted affidavits (in the case of the final compensations of the first quarter of 2018) or based on the projection of Production Included and presented on October 16, 2018 (in the case of the provisional compensation for the third quarter of 2018). As of the date of issuance of these consolidated condensed interim financial statements, the reconsideration appeals filed by the Company have not been resolved by the SGE.

•	Natural Gas Surplus Injection Stimulus Program

After the “Natural Gas Programs” Bonds were credited in April 2019 to the escrow account designated by YPF for a total amount of US$ 759 million, as of the date of issuance of these condensed interim consolidated financial statements, YPF received payment of the first nine installments for a total amount of US$ 252.7 million.

33.d) Regulatory requirements applicable to natural gas distribution

•	Tariff Renegotiation

Transitional Agreement

SGE Resolution No. 146/2019, published on March 29, 2019, modified the discounts in the price of gas at the TSEP for Public Welfare Entities, setting them at 45% of P Users for the sub-areas not reached by the Subsidies of Residential Gas Consumption of Law 25,565 and 10% of residential users for the sub-areas reached by such subsidies.

SGE Resolution No. 148/2019, published on April 1, 2019, established discounts of 27% and 12% in the price of gas at the TSEP for residential users for April and May consumptions, respectively. In its recitals, the resolution provides that the discount for residential users will bear the corresponding reimbursement to gas providers, pursuant to the methodology and with the prior controls to be established on a timely basis. On May 30, 2019, SGE Resolution No. 299/2019, supplementary to the previous one, was published, establishing that natural gas providers shall bill the volume of delivered gas for its distribution to beneficiary users with the deductions in the price of gas established as discounts, and approving the methodology applicable to the declaration, verification, determination and payment of the compensation to gas providers by reason of the discount applied to the price of gas at the TSEP.

Likewise, ENARGAS Resolution No. 198/2019, published on April 1, 2019, declared Public Hearing No. 98 valid and approved Metrogas Tariff Schemes effective as from April 1, 2019 (winter period 2019).

On June 3, 2019, SGE Resolution No. 312/2019 was published, establishing that the surcharge set forth in section 75 of Law No. 25,565, as amended, to be allocated to the Trust Fund for Subsidies of Residential Gas and Liquefied Gas Consumption, applicable to invoices from June 1, 2019, shall be 4.46% over the price of natural gas at the TSEP per each m3 of 9,300 kcal entering the pipeline system in National Territory, ENARGAS being responsible for adjusting the billing procedure. The same surcharge rate shall apply to volumes involved in self-consumption.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

33.	MAIN REGULATIONS AND OTHER (Cont.)

On June 24, 2019, SGE Resolution No. 336/2019 was published, establishing the deferral of payment for residential users of natural gas and undiluted propane gas through networks of 22% in invoices issued from July 1, 2019 to October 31, 2019, which will be recovered from regular invoices issued from December 1, 2019 and for five monthly, equal and consecutive periods. The financial cost of such deferral shall be assumed by the National Government as a subsidy, through the payment of interest to distributors, sub-distributors, transporters and producers, pursuant to the methodology to be timely determined and with the respective previous controls, applicable, to such end, the rate for 30- or 35-day deposits of twenty million Pesos or higher, known as TM20, published by the BNA. On July 3, 2019, ENARGAS Resolution No. 359/2019 was published, instructing Licensees of the Natural gas Distribution Service to apply the deferral approved by SGE Resolution No. 336/2019.

On August 23, 2019, SGE Resolution No. 488/2019 was published which: i) approved the methodology for deferral of payments for residential users of natural gas and undiluted propane through networks in invoices issued from July 1, 2019 to October 31, 2019, established in Resolution 336, and the deferral of payment of interest; and ii) instructed the UHaF to administer, execute and implement under its control the compensation procedure established and required ENARGAS to refer to the UHaF the reports contemplated in the methodology approved.

On September 4, 2019, SGE Resolution No. 521/2019 was published, which, among its most relevant aspects, instructed: i) to defer the semi-annual adjustment of the margins of natural gas transportation and distribution, scheduled for October 1, 2019, to January 1, 2020; ii) to compensate the licensees of the natural gas transportation and distribution service by reviewing and adapting—in their exact relevance- their mandatory investments; iii) to include in the deferral the rates of undiluted propane through networks, which will be compensated, in the case of distribution licensees, by adapting mandatory investments, and in the case of sub-distributors, the compensation will be recognized to the suppliers of propane as a discount to be paid by the National Government; iv) to defer the tariff adjustment due to the variation in the price of gas at the TSEP scheduled for October 1, 2019, to January 1, 2020.

33.e) Regulatory requirements applicable to the petroleum liquid gas industry

•	Benchmark prices for the butane and propane commercialization chain

SGE Resolution No. 15/2019, published on January 28, 2019, updated benchmark prices (at the producer’s plant) for the commercialization of butane and propane effective as from February 1, 2019 and set the economic compensation to producers at $ 0 as from the same date.

Regulation No. 29/2019 issued by the UHaF, published on April 24, 2019, replaced section VI of the Annex to Resolution 49/2015 of former Secretariat of Energy, in relation to the methodology to determine the contributions of butane and propane by producing companies and the quotas assigned to the fractionating companies.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

33.	MAIN REGULATIONS AND OTHER (Cont.)

33.f) Fiscal regulations

•	Tax Revaluation

On March 28, 2019, the Company adhered to the tax revaluation established in Law No. 27,430 for the “Mines, quarries, forests and analogue assets” category, establishing a special tax of 4,562. The adherence will allow a higher deduction of the depreciation of the assets revaluated in the income tax, and therefore will affect the recording of the deferred income tax. See Note 17.

33.g ) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

a) CNV General Resolution No. 622

i.

Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 9 Property, plant and equipment
Exhibit B – Intangible assets	Note 8 Intangible assets
Exhibit C – Investments in companies	Note 11 Investments in associates and joint ventures
Exhibit D – Other investments	Note 7 Financial instruments by category
Exhibit E – Provisions	Note 14 Trade receivables Note 13 Other receivables Note 11 Investments in associates and joint ventures Note 9 Property, plant and equipment Note 16 Provisions
Exhibit F – Cost of goods sold and services rendered	Note 23 Costs
Exhibit G – Assets and liabilities in foreign currency	Note 36 Assets and liabilities in currencies other than the Peso

ii.

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Moreover, in accordance with the amendment to the CNV Rules provided for by General Resolution No. 731/2018, the Company is subject to the provisions of Section 5 b.1) of Title VII, Chapter II, of the CNV Rules, “Settlement and Clearing Agent—Direct Participant”. In this respect, as set forth in Section 13, Title VII, of Chapter II, of the CNV Rules, as of September 30, 2019, the equity of the Company exceed the minimum equity required by such Rules, which amounts to 18. Additionally, the balancing entry requierment established in Section 15 does not apply to the Company, as established in Section 5 b.1) of the aforementioned regulations.

b) CNV General Resolutions No. 629/2014 and No. 813/2019

Due to General Resolutions No. 629/2014 and No. 813/2019 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

34.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of September 30, 2019 and December 31, 2018 and transactions with the mentioned parties for the nine-month period ended September 30, 2019 and 2018.

	September 30, 2019				December 31, 2018
	Other receivables	Trade receivables	Accounts payable	Contract liabilities	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current	Current
Joint ventures:
YPF EE	344	601	1,109	175	218	1,552	1,301
Profertil	12	822	202	—	2	461	428
MEGA	—	1,823	177	—	—	2,441	6
Refinor	—	913	9	—	—	770	5
Bizoy S.A.	—	16	—	—	11	—	—
Y-GEN I	—	10	—	—	—	2	—
Petrofaro S.A.	—	6	—	—	—	267	151
OLCLP	56	—	158	—	1,884	—	—

	412	4,191	1,655	175	2,115	5,493	1,891

Associates:
CDS	—	156	—	—	—	518	—
YPF Gas	58	380	98	—	637	414	62
Oldelval	—	98	456	—	—	34	272
Termap	—	—	194	—	—	—	102
OTA	8	—	7	—	5	—	14
OTC	5	—	—	—	7	—	—
GPA	4	—	187	—	4	—	80
Oiltanking	—	—	231	—	21	—	147
Gas Austral S.A.	—	21	—	—	2	16	—

	75	655	1,173	—	676	982	677

	487	4,846	2,828	175	2,791	6,475	2,568

	For the nine-month period ended September 30,
	2019			2018
	Revenues	Purchases and services	Net interest gain (loss)	Revenues		Purchases and services		Net interest gain (loss)
Joint ventures:
YPF EE	1,510	2,679	—	1,296	(1)	946	(1)	36	(1)
Profertil	3,282	2,082	—	1,919		1,193		—
MEGA	7,159	698	—	5,073		391		—
Refinor	2,242	368	(16)	2,032		306		—
Y-GEN I	5	—	—	4		—		—
Petrofaro S.A.	9	23	—	60		155		—
OLCLP	19	155		—		—		—

	14,226	6,005	(16)	10,384		2,991		36

Associates:
CDS	727	1	—	151		—
YPF Gas	1,628	183	162	1,160		58		121
Oldelval	190	1,563	—	67		799		—
Termap	—	881	—	—		440		—
OTA	1	53	—	—		29		—
GPA	—	542	—	—		248		—
Oiltanking	2	972	—	1		517		—
Gas Austral S.A.	169	—	—	134		—		—

	2,717	4,195	162	1,513		2,091		121

	16,943	10,200	146	11,897		5,082		157

(1)	On March 20, 2018, YPF EE was reclassified as a joint venture. Includes transactions following the loss of control over YPF EE. See Note 3 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

34.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Credits / (Liabilities)		Income / (Costs)
		September 30, 2019	December 31, 2018	For the nine-month period ended September 30,
Customers / Suppliers	Ref.			2019	2018
SGE	(1)(15)	29,230	26,978	—	—
SGE	(2)(15)	2,707	1,211	3,335	2,514
SGE	(3)(15)	377	282	639	284
SGE	(4)(15)	151	192	7	83
SGE	(5)(15)	323	1,255	708	2,464
SGE	(6)(15)	4,149	3,535	323	—
Ministry of Transport	(7)(15)	1,711	3,044	4,376	5,725
Secretariat of Industry	(8)(15)	—	—	613	—
CAMMESA	(9)	2,826	3,822	5,878	14,538
CAMMESA	(10)	(553)	(444)	(2,709)	(2,264)
IEASA	(11)	8,432	4,326	10,098	6,529
IEASA	(12)	(970)	(745)	(161)	(618)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(13)	6,161	3,454	11,224	5,159
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(14)	—	—	—	(21)

(1)	Benefits of the incentive scheme for the Additional Injection of natural gas.
(2)	Benefits from the Program to Encourage Investments in the Development of Natural Gas Production from Unconventional Reservoirs.
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(4)	Benefits for the LPG bottle house program.
(5)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(6)

Procedure to compensate the payment of the daily differences accumulated on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas.

(7)	The compensation for providing gas oil to public transport of passengers at a differential price.
(8)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(9)	The provision of fuel oil and natural gas, and electric power generation corresponding to YPF EE until the date of loss of control by YPF.
(10)	Purchases of energy.
(11)

Rendering of regasification service in the regasification projects of LNG in Escobar. Furthermore, it included the regasification projects of LNG in Bahía Blanca for the nine-month period ended on September 30, 2018.

(12)	The purchase of natural gas and crude oil.
(13)	The provision of jet fuel.
(14)	The purchase of miles for the YPF Serviclub program.
(15)	Income recognized under the guidelines of IAS 20.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15 and 19 to these condensed interim consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

In addition, the Group holds BONAR 2020 (see Note 30.g to the annual consolidated financial statements) and 2021, classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron Corporation subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. See Note 29.b to the annual consolidated financial statements and see Note 32.a to this condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

34.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice presidents (managers with executive functions appointed by the Board of Directors), for the nine-month period ended September 30, 2019 and 2018:

	For the nine-month period ended September 30,
	2019	2018
Short-term employee benefits(1)	354	240
Share-based benefits	70	35
Post-retirement benefits	14	10

	438	285

(1)	Does not include Social Security contributions of 98 and 49 for the nine-month period ended September 30, 2019 and 2018, respectively.

35.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to 100 and 59 for the nine-month period ended September 30, 2019 and 2018, respectively.

ii.	Performance Bonus Programs and Performance evaluation

The amount charged to expense related to the Performance Bonus Programs was 2,574 and 1,490 for the nine-month period ended September 30, 2019 and 2018, respectively.

iii.	Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, was 371 and 206 for the nine-month period ended September 30, 2019 and 2018, respectively.

During the nine-month period ended on September 30, 2019 and 2018, the Company has repurchased 411,623 and 250,795 of its own shares for an amount of 280 and 120, respectively, to comply with the share-based benefits plans mentioned in Note 2.b.10.iii) to the annual consolidated financial statements. The cost of such repurchase appears in the shareholders’ equity under the name “Acquisition cost of treasury shares”, while the nominal value and its adjustment from the monetary re-expression carried out according to the Previous Accounting Principles have been reclassified from the accounts “Subscribed capital” and “Adjustment to contributions” to the accounts “Treasury shares” and “Adjustment to treasury shares”, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

36.	ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	September 30, 2019				December 31, 2018
	Amount in currencies other than the Peso		Exchange rate in force(1)	Total	Amount in currencies other than the Peso	Exchange rate in force(1)	Total
Noncurrent assets
Other receivables
U.S. Dollar	—	(2)	57.39	41	10	37.50	375
Chilean peso	—		—	—	11	0.05	1
Trade receivables
U.S. Dollar	282		57.39	16,184	489	37.50	18,338

Total noncurrent assets				16,225			18,714

Current assets
Other receivables
U.S. Dollar	270		57.39	15,495	191	37.50	7,163
Euro	4		62.48	250	2	42.84	86
Chilean peso	6,554		0.08	524	6,253	0.05	313
Yen	151		0.53	80	—	—	—
Bolivian peso	21		6.96	145	—	—	—
Trade receivables
U.S. Dollar	1,018		57.39	58,444	907	37.50	34,013
Chilean peso	14,564		0.08	1,165	15,285	0.05	764
Investments in financial assets
U.S. Dollar	132		57.39	7,593	292	37.50	10,941
Cash and cash equivalents
U.S. Dollar	677		57.39	38,870	900	37.50	33,750
Chilean peso	728		0.08	58	1,097	0.05	55
Bolivian peso	28		6.96	194	—	—	—

Total current assets				122,818			87,085

Total assets				139,043			105,799

Noncurrent liabilities
Provisions
U.S. Dollar	1,828		57.59	105,275	1,956	37.70	73,741
Lease liabilities
U.S. Dollar	580		57.59	33,397	—	—	—
Loans
U.S. Dollar	6,894		57.59	397,051	6,475	37.70	244,094
Other liabilities
U.S. Dollar	12		57.59	709	14	37.70	523
Accounts payable
U.S. Dollar	5		57.59	288	3	37.70	113

Total noncurrent liabilities				536,720			318,471

Current liabilities
Provisions
U.S. Dollar	59		57.59	3,385	73	37.70	2,752
Taxes payable
Chilean peso	2,913		0.08	233	1,752	0.05	88
Lease liabilities
U.S. Dollar	293		57.59	16,887	—	—	—
Salaries and social security
U.S. Dollar	—		—	—	6	37.70	226
Chilean peso	—		—	—	274	0.05	14
Loans
U.S. Dollar	1,245		57.59	71,717	1,206	37.70	45,475
Swiss franc	—		—	—	302	38.31	11,563
Other liabilities
U.S. Dollar	20		57.59	1,131	12	37.70	452
Accounts payable
U.S. Dollar	1,575		57.59	90,727	1,087	37.70	40,980
Euro	18		62.84	1,101	21	43.16	906
Chilean peso	6,554		0.08	524	2,202	0.05	110
Yen	139		0.53	74	13	0.34	4
Bolivian peso	28		6.96	194	—	—	—

Total current liabilities				185,973			102,570

Total liabilities				722,693			421,041

(1)	Exchange rate in force at September 30, 2019 and December 31, 2018 according to BNA.
(2)	Registered value less than 1.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

37.	SUBSEQUENT EVENTS

On October 2, 2019, the Company issued Additional Series XLII NO in an amount of 3,500 at a price of $ 97.38 per each $ 100 of nominal value. These NO shall accrue interest at a variable rate (Badlar plus 4%) with a principal amount maturing on September 24, 2020.

As of the date of issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of September 30, 2019, or their description in notes to these consolidated financial statements, which were not already considered in such consolidated financial statements according to IFRS.

MIGUEL ANGEL GUTIERREZ

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 14, 2019	By:	/s/ Ignacio Miguel Rostagno
	Name:	Ignacio Miguel Rostagno
	Title:	Market Relations Officer